Form 10-K, Exhibit 13
period 1997-09-30
UNISOURCE WORLDWIDE INC
filed 1997-12-17
CIK 1027282

                                                                      Exhibit 13
                                                                      ----------

Summary Historical and Pro Forma Financial Information
Unisource Worldwide, Inc.

Historical and Pro Forma Income Statement Data
Years Ended September 30, 1997 and 1996 (in millions, except per share data)

                                                                                               1996          Pro Forma
                                                                                 1997     Pro Forma        Adjustments         1996
                                                                           Historical   (Unaudited)        (Unaudited)   Historical
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                     $7,108.4      $7,022.8                        $7,022.8
Costs and Expenses:
  Cost of goods sold                                                          5,911.7       5,896.2                         5,896.2
  Selling and administrative                                                  1,052.0         942.1                           942.1
  Restructuring charge                                                                         50.0                            50.0
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              6,963.7       6,888.3                         6,888.3
-----------------------------------------------------------------------------------------------------------------------------------
Income from Operations                                                          144.7         134.5                           134.5
Interest Expense                                                                 41.6          40.7      $   9.2/(2a)/         31.5
-----------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                                      103.1          93.8         (9.2)             103.0
Provision for Income Taxes                                                       44.4          39.4         (3.6)/(2b)/        43.0
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                   $   58.7      $   54.4      $  (5.6)          $   60.0
===================================================================================================================================
Earnings Per Share                                                           $    .87      $    .81/(3)/
========================================================================================================


Historical and Pro Forma Balance Sheet Data
September 30, 1997 and 1996 (in millions)

                                                                                               1996          Pro Forma
                                                                                 1997     Pro Forma        Adjustments         1996
                                                                           Historical    (Unaudited)        (Unaudited)  Historical
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Total current assets                                                         $1,472.9      $1,330.5                        $1,330.5
Long-term receivables                                                             7.8          21.9                            21.9
Property and equipment, net                                                     246.4         224.2                           224.2
Goodwill                                                                        668.6         509.8                           509.8
Deferred costs and other assets                                                 163.1         105.3                           105.3
-----------------------------------------------------------------------------------------------------------------------------------
  Total Assets                                                               $2,558.8      $2,191.7                        $2,191.7
-----------------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Total current liabilities                                                    $  805.5      $  572.4      $  (7.3)/(2a)/    $  579.7
Long-term debt                                                                  661.3         582.1        561.0/(2a)/         21.1
Notes and advances payable to IKON                                                 --            --       (553.7)/(2a)/       553.7
Deferred taxes and other liabilities                                            107.6         101.7                           101.7
Shareholders' Equity
  Common stock and additional paid-in capital                                   820.3         778.4                           778.4
  Unearned compensation                                                          (5.8)           --                              --
  Retained earnings                                                             199.8         181.5                           181.5
  Foreign currency translation adjustments                                      (29.3)        (24.4)                          (24.4)
  Cost of common shares in treasury                                               (.6)           --                              --
-----------------------------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                    984.4         935.5                 --        935.5
-----------------------------------------------------------------------------------------------------------------------------------
  Total Liabilities and Shareholders' Equity                                 $2,558.8      $2,191.7      $          --     $2,191.7
===================================================================================================================================

See notes to summary historical and pro forma financial information.

Notes to the Summary Historical and Pro Forma Financial Information (Unaudited) Unisource Worldwide, Inc.

On December 31, 1996, Unisource Worldwide, Inc. ("Unisource") became a separate public company, upon a distribution ("Spin-off") to the shareholders of Alco Standard Corporation ("Alco") of all the shares of common stock of Unisource. Alco's name was changed to IKON Office Solutions, Inc. ("IKON"), on January 23, 1997.

The Pro Forma Income Statement Data for the year ended September 30, 1996 and the Pro Forma Balance Sheet Data as of September 30, 1996 present the consolidated results of operations and consolidated financial position of Unisource assuming that the Spin-off had been completed as of the beginning of fiscal 1996 and as of September 30, 1996, respectively. The historical financial information has been derived from the Company's audited financial statements.

The unaudited pro forma information presented is for informational purposes only and may not necessarily reflect future results of operations or financial position, or the results of operations or financial position had the Spin-off occurred as assumed herein, or had Unisource been operated as a separate, stand-alone company during the period shown.

1. The accompanying unaudited Pro Forma Financial Information reflects all adjustments which, in the opinion of management, are necessary to present fairly the pro forma financial position and pro forma results of operations. The information should be read in conjunction with Unisource's historical financial statements and notes thereto.

2. The pro forma adjustments to the accompanying financial information as of and for the year ended September 30, 1996, are described below:

     (a) To record the repayment of $554 million of intercompany notes to IKON and notes payable to banks of $7 million and the associated increase in debt and interest expense from the borrowings incurred to fund the repayment. An interest rate of 7% is assumed on the borrowings. The pro forma interest expense adjustment is net of the corporate interest expense allocated by IKON and reflected in the historical amounts.

     (b) To record the estimated income tax benefit on the income effect of pro forma adjustment (a) above.

3. Pro forma earnings per share information is based upon 67.6 million common and common equivalent shares for the fiscal year ended September 30, 1996. The share base utilized is based upon the number of common shares issued and outstanding as of the Spin-off date ("December 31, 1996"), plus the dilutive effect of stock options. Excluding the restructuring charge, pro forma net income per share for fiscal 1996 would have been $1.29.

Management's Responsibility for Financial Reporting

The management of Unisource Worldwide, Inc. is responsible for the preparation and presentation of the financial statements and related financial information included in this annual report. The financial statements include amounts that are based on management's best estimates and judgments. These statements have been prepared in conformity with generally accepted accounting principles consistently applied and have been audited by Ernst & Young LLP, independent auditors.

Management is also responsible for maintaining systems of internal accounting controls that are designed to provide reasonable assurance as to the integrity of the financial records and the protection of corporate assets. Unisource Worldwide, Inc. supports and manages a program of auditing to monitor the proper functioning of its systems. The reports issued under this program, as well as comment letters from Ernst & Young LLP, are reviewed regularly by the Audit Committee of the Board of Directors, which is composed of two directors who are not employees of the Company. The Audit Committee meets periodically with Ernst & Young LLP and management to review audit scope, timing and results.


/s/ Ray B. Mundt                           /s/ Richard H. Bogan
Ray B. Mundt                               Richard H. Bogan
Chairman and Chief Executive Officer       Senior Vice President and Chief Financial Officer


Report of Ernst & Young LLP, Independent Auditors

To the Board of Directors and Shareholders
Unisource Worldwide, Inc.

We have audited the accompanying consolidated balance sheets of Unisource Worldwide, Inc. as of September 30, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisource Worldwide, Inc. at September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                                        /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
October 21, 1997

Consolidated Statements Of Income

Unisource Worldwide, Inc.

Fiscal Year Ended September 30 (in thousands except per share data)
                                                                                                   1997        1996        1995
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                                     $7,108,355  $7,022,808  $6,987,274

Costs and Expenses:
  Cost of goods sold                                                                          5,911,713   5,896,251   5,925,174
  Selling and administrative                                                                  1,051,947     942,088     855,818
  Restructuring charge                                                                               --      50,000          --
-------------------------------------------------------------------------------------------------------------------------------
                                                                                              6,963,660   6,888,339   6,780,992
-------------------------------------------------------------------------------------------------------------------------------
Income from Operations                                                                          144,695     134,469     206,282

Interest Expense                                                                                 41,637      31,466      33,537
-------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                                                      103,058     103,003     172,745

Provision for Income Taxes                                                                       44,372      43,005      67,543
-------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                                   $   58,686  $   59,998  $  105,202
===============================================================================================================================

Earnings Per Share                                                                           $      .87
-------------------------------------------------------------------------------------------------------
Dividends Per Share (1)                                                                      $      .60
-------------------------------------------------------------------------------------------------------
Pro Forma Earnings Per
  Share (Unaudited) -- (see Note 2)                                                                      $      .81
-------------------------------------------------------------------------------------------------------------------

Weighted Average Shares Outstanding                                                              67,796      67,576
-------------------------------------------------------------------------------------------------------------------

(1) Represents dividends for three quarters (January 1, 1997 through September 30, 1997).

See notes to consolidated financial statements.

Consolidated Balance Sheets

Unisource Worldwide, Inc.


September 30 (dollars in thousands, except par value data)                                        1997               1996
-------------------------------------------------------------------------------------------------------------------------
Assets
  Current Assets
  Cash and cash equivalents                                                                 $   45,384         $   14,596
  Accounts receivable, less allowances for doubtful accounts:
    1997 -- $24,583;  1996 -- $19,927                                                          882,360            790,818
  Inventories                                                                                  495,330            470,217
  Prepaid expenses and deferred taxes                                                           49,875             54,853
-------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                     1,472,949          1,330,484
-------------------------------------------------------------------------------------------------------------------------

  Long-Term Receivables                                                                          7,790             21,890
  Property and Equipment, net                                                                  246,426            224,168
  Goodwill                                                                                     668,575            509,850
  Deferred Costs and Other Assets                                                              163,092            105,322
-------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                $2,558,832         $2,191,714
=========================================================================================================================
Liabilities and Shareholders' Equity
  Current Liabilities
  Current portion of long-term debt                                                         $      638         $      840
  Notes payable                                                                                144,882             38,367
  Trade accounts payable                                                                       498,503            438,899
  Accrued salaries, wages and commissions                                                       33,906             27,011
  Restructuring costs                                                                            8,172             15,575
  Other accrued expenses                                                                       119,431             59,000
-------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                  805,532            579,692
-------------------------------------------------------------------------------------------------------------------------
  Long-Term Debt                                                                               661,350             21,097
  Notes and Advances Payable to IKON                                                                --            553,700
  Deferred Taxes and Other Liabilities
  Deferred taxes                                                                                61,082             54,462
  Restructuring costs                                                                            8,383             13,896
  Other long-term liabilities                                                                   38,100             33,366
-------------------------------------------------------------------------------------------------------------------------
                                                                                               107,565            101,724
-------------------------------------------------------------------------------------------------------------------------
  Shareholders' Equity
  Preferred stock, 9/30/97 -- par value $.001, authorized --
  10,000,000 shares, no shares issued and outstanding; 9/30/96 --
  par value $.01, authorized -- 200,000 shares, no shares issued
  and outstanding                                                                                   --                 --
  Common stock, 9/30/97 -- par value $.001,
  authorized -- 250,000,000 shares, issued and outstanding --
  68,792,842 shares; 9/30/96 -- par value $.01, authorized --
  200,000 shares, issued and outstanding -- 100,000 shares                                          69                  1
  Additional paid-in capital                                                                   820,213            778,444
  Unearned compensation                                                                         (5,845)                --
  Retained earnings                                                                            199,828            181,458
  Foreign currency translation adjustments                                                     (29,320)           (24,402)
  Cost of common shares in treasury -- 32,027 shares                                              (560)                --
-------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                                 984,385            935,501
-------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                                  $2,558,832         $2,191,714
=========================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements Of Changes In Shareholders' Equity
Unisource Worldwide, Inc.

                                                                                                    Foreign     Cost Of
                                                     Additional                                    Currency      Common
                               Preferred    Common      Paid-in       Unearned    Retained      Translation   Shares In
(dollars in thousands)             Stock     Stock      Capital   Compensation    Earnings      Adjustments    Treasury      Total
----------------------------------------------------------------------------------------------------------------------------------
Balance September 30, 1994      $ 122,884     $ 1      $184,394        $    --    $ 65,989       $  (19,794)      $  --   $353,474
 Net income                                                                        105,202                                 105,202
 Translation adjustments                                                                                510                    510
 Preferred stock dividend
   to IKON                                                                         (14,746)                                (14,746)
 Common stock dividend
   to IKON                                                                         (28,553)                                (28,553)
----------------------------------------------------------------------------------------------------------------------------------
Balance September 30, 1995        122,884       1       184,394             --     127,892          (19,284)         --    415,887
 Equity of company pooled
   by IKON                                                                           8,314                                   8,314
 Net income                                                                         59,998                                  59,998
 Translation adjustments                                                                             (5,118)                (5,118)
 Preferred stock dividend
   to IKON                                               14,746                    (14,746)                                     --
 Contribution of Preferred
   Stock to capital              (122,884)              122,884                                                                 --
 Contribution of IKON
   intercompany notes and
   advances to capital                                  456,420                                                            456,420
----------------------------------------------------------------------------------------------------------------------------------
Balance September 30, 1996            --        1       778,444             --     181,458          (24,402)         --    935,501
 Net income                                                                         58,686                                  58,686
 Translation adjustments                                                                             (4,918)                (4,918)
 Cancellation of common
  stock in connection with
    Spin-off (100,000 shares)                  (1)                                                                              (1)
 Issuance of common stock
  in connection with Spin-off --
   (66,895,190 shares)                         67           (67)                                                                --
 Common stock issued in
   connection with an
   acquisition (1,442,929 shares)               2        26,478                                                             26,480
 Restricted stock issued,
  net -- (300,500 shares)                                 5,845         (5,845)                                                 --
 Stock option exercises,
  net -- (186,250 shares)                                 1,435                                                              1,435
 Treasury stock purchases,
   net -- (32,027 shares)                                                                                          (560)      (560)
 Tax benefits relating to
  stock options                                             556                                                                556
 Dividend payments                                                                 (40,316)                                (40,316)
 Contribution from IKON, net                              7,522                                                              7,522
----------------------------------------------------------------------------------------------------------------------------------
Balance September 30, 1997      $     --      $69      $820,213        $(5,845)   $199,828       $  (29,320)      $(560)  $984,385
==================================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements Of Cash Flows
Unisource Worldwide, Inc.

Fiscal Year Ended September 30 (in thousands)                         1997        1996        1995
--------------------------------------------------------------------------------------------------
Operating Activities
    Net income                                                   $  58,686   $  59,998   $ 105,202
    Additions (deductions) to reconcile net income
         to net cash provided (used) by operating activities:
            Depreciation                                            29,828      27,248      24,435
            Amortization                                            17,013      12,771       8,973
            Provision for losses on accounts receivable             15,232      17,204      12,960
            Provision for deferred income taxes                     25,735      32,314      33,281
            (Payments) provision for restructuring costs, net      (12,344)     14,703     (60,364)
            Changes in operating assets and liabilities, net
               of effects from acquisitions and divestiture:
                   (Increase) decrease in accounts receivable      (54,890)     46,492    (122,744)
                   Decrease (increase) in inventories               15,390      71,347     (70,671)
                   Decrease (increase) in prepaid expenses          12,152        (877)      5,245
                   Increase (decrease) in accounts payable
                      and accrued expenses                          43,431     (70,949)     (9,352)
            Miscellaneous                                           10,868      (4,337)      6,417
--------------------------------------------------------------------------------------------------
Net cash provided (used)                                           161,101     205,914     (66,618)
--------------------------------------------------------------------------------------------------
Investing Activities
    Cost of companies acquired, net of cash acquired              (223,236)   (191,196)    (38,865)
    Collection of notes receivable                                  21,443      59,500          --
    Proceeds from the sale of property and equipment                11,204       9,327       7,499
    Expenditures for property and equipment                        (25,271)    (35,758)    (50,054)
    Deferred cost expenditures                                     (58,707)    (52,290)    (57,337)
--------------------------------------------------------------------------------------------------
Net cash used                                                     (274,567)   (210,417)   (138,757)
--------------------------------------------------------------------------------------------------
Financing Activities
    Proceeds from borrowings under credit facilities, net          625,857          --          --
    Proceeds from other borrowings                                 146,963          --          --
    Debt repayments                                                (37,216)    (57,928)     (4,706)
    Dividend payments to IKON                                           --          --     (43,299)
    Payment of dividends                                           (40,316)         --          --
    (Repayment to) proceeds from IKON                             (553,700)     53,370     260,872
    Other                                                            2,666          --          --
--------------------------------------------------------------------------------------------------
Net cash provided (used)                                           144,254      (4,558)    212,867
--------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                     30,788      (9,061)      7,492
Cash and cash equivalents at beginning of year                      14,596      23,657      16,165
--------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                         $  45,384   $  14,596   $  23,657
==================================================================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Unisource Worldwide, Inc.

Unisource Worldwide, Inc. ("Unisource" or the "Company") is engaged in the marketing and distribution of quality printing papers, paper and imaging products for office and reprographic use, and supply systems products-disposable paper and plastic products, packaging equipment and supplies, and sanitary maintenance supplies and equipment.

1.  Distribution and Basis of Presentation

IKON Office Solutions, Inc. ("IKON"), formerly Alco Standard Corporation, separated Unisource from its office solutions business, with each business operating as a stand-alone, publicly traded company. Effective December 31, 1996, one share of Unisource common stock was distributed to holders of IKON common stock for every two shares of IKON stock owned at the record date (the "Spin-off" or "Distribution").

Prior to fiscal 1997, the consolidated financial statements include the assets, liabilities, revenues and expenses of IKON's wholly owned subsidiary, Unisource, and the assets, liabilities, revenues and expenses of certain operations that were contributed to Unisource by IKON on October 1, 1995. All transactions between entities included in the consolidated financial statements have been eliminated. The consolidated financial statements for periods prior to fiscal 1997 have been prepared on the historical cost basis, and present the Company's financial position, results of operations and cash flows as derived from IKON's historical financial statements, except that the method of allocation of general corporate expenses and corporate interest expense has been changed to more appropriately reflect the Company's actual use of corporate services, and to allocate IKON's interest expense on consolidated borrowings to Unisource based on the relationship of its net assets to consolidated IKON net assets.

In conjunction with the separation of their businesses, Unisource and IKON entered into various agreements that address the allocation of assets and liabilities between them and define their relationship after the separation, including a Distribution Agreement, a Benefits Agreement and a Tax Sharing and Indemnification Agreement ("Tax Sharing Agreement").

The Distribution Agreement provides for, among other things, the principal transactions required to effect the distribution, the allocation between the Company and IKON of certain assets and liabilities, and cooperation between the two companies and includes cross-indemnification provisions for damages that may arise out of breach of obligations under the agreement.

Under the Benefits Agreement, the wages, salaries and employee benefits of all employees of the Company are the responsibility of the Company. Generally, the Company's obligation to provide benefits includes all obligations with respect to Company employees under pension plans, savings plans, multi-employer plans, welfare plans (retiree medical plans), supplemental benefit plans, certain deferred compensation plans, incentive plans, stock-based plans and other plans covering Company employees and includes liabilities that arose while the individuals were employed by IKON. The Benefits Agreement requires IKON to reimburse Unisource for a portion of any payments made by Unisource to former Unisource employees under IKON's 1985, 1991 and 1994 deferred compensation plans. The Company assumed certain IKON pension plans covering Company employees. Assets and liabilities attributable to Company employees under IKON's participating companies pension plan and IKON's 401(k) plan were transferred to new Company pension and 401(k) plans. IKON assumed certain benefit obligations and related assets for retirees and terminated vested employees of the Company.

Unisource employees and directors were given the opportunity to convert IKON options into options to purchase Unisource common stock.

Under the Tax Sharing Agreement, Unisource will bear its respective share of (i) IKON's federal consolidated income tax liability (or benefit), (ii) any unitary state income tax liability and (iii) IKON's consolidated personal property tax liability for all tax periods that end before or that include the Spin-off date of December 31, 1996. The agreement also provides that if, within two years after the Spin-off, either party engages in any transaction involving its assets or stock, and, as a result, the Distribution is treated as a taxable event, then the party engaging in such transaction shall hold the other party harmless from any tax liability that results from the treatment of the distribution as a taxable event.

2.  Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements reflect the consolidated accounts of Unisource and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

The Company's revenues are recorded at the time the products are shipped.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and notes. Actual results could differ from those estimates and assumptions.

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries that operate in economies that are not highly inflationary are translated into U.S. dollars at fiscal year end exchange rates. The resulting translation adjustments are recorded as a component of equity. Income and expense items are translated at average exchange rates prevailing during the fiscal year. Beginning January 1, 1997, assets and liabilities of the Company's subsidiaries operating in Mexico, a highly inflationary economy, are remeasured into U.S. dollars with resulting gains and losses reflected in net income. The impact of this remeasurement was not material in 1997. Net monetary assets subject to such remeasurement were US$13,700,000 at September 30, 1997.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the last-in, first-out ("LIFO") method of determining cost for approximately 76% of its inventories and the first-in, first-out ("FIFO") method for the balance.

Depreciation and Amortization

Property and equipment are depreciated over their useful lives by the straight-line method. Amortization of capital lease assets is included in depreciation expense.

Goodwill

Substantially all goodwill (excess of purchase price over net assets acquired) is amortized over 40 years by the straight-line method. The recoverability of goodwill is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows.

Interest Rate Swap Agreements

The Company uses interest rate swap agreements for purposes other than trading and they are treated as off-balance sheet items. Interest rate swap agreements are used by the Company to modify variable rate debt to fixed rate debt, thereby reducing the exposure to market rate fluctuations. An interest rate swap agreement is designated as a hedge, and its effectiveness is determined by matching the principal balance and terms with that specific debt obligation. Such an agreement involves the exchange of amounts based on fixed interest rates for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest in other accrued liabilities. Gains and losses on terminations of interest rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in net income coincident with the extinguishment.

Cash Equivalents

Cash equivalents represent funds temporarily invested with original maturities not exceeding three months.

Reclassifications

Certain prior-year amounts have been reclassified to conform to current-year presentation.

Accounting Changes

In March 1995, the FASB issued Statement No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which the Company adopted in fiscal 1997.

In October 1995, the FASB issued Statement No. 123 (FAS 123), "Accounting for Stock-Based Compensation." FAS 123 requires companies to measure employee stock compensation plans based on the fair value method of accounting or to continue to apply APB No. 25, "Accounting for Stock Issued to Employees," and provide pro forma footnote disclosures under the fair value method in FAS 123. The Company will continue to apply the principles of APB No. 25 and has provided the required disclosures in Note 13.

In June 1996, the FASB issued Statement No. 125 (FAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which the Company adopted during fiscal 1997.

The effect of adopting the above statements was not material to the Company's consolidated financial statements.

Pending Accounting Changes

In February 1997, the FASB issued Statement No. 128 (FAS 128), "Earnings per Share," which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. The impact of FAS 128 on the calculation of earnings per share is not expected to produce materially different results than the current calculation.

In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income." The Company will adopt this Statement in fiscal 1999.

In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company will adopt this Statement by fiscal 1999.

Earnings Per Share

Earnings per share for the fiscal year ended September 30, 1997 was calculated based upon the weighted average number of common shares issued and outstanding for the period December 31, 1996 ("Spin-off" date) through September 30, 1997, plus the dilutive effect of stock options.

Pro Forma Earnings Per Share (Unaudited)

Historical net income per share has been omitted for fiscal years 1996 and 1995 since Unisource was a wholly- owned subsidiary of IKON during these periods and was recapitalized as part of the Spin-off. Pro forma earnings per share was calculated as if the Spin-off had occurred on October 1, 1995 and assumes Unisource borrowed to repay the $553,700,000 intercompany notes payable (see
Note 5) and $7,300,000 of other notes payable. Net income used in determining the pro forma amount was based on historical net income, adjusted for $9,187,000 of additional interest expense and $3,638,000 of related tax benefits. These adjustments relate to the assumed borrowings of $561,000,000 at an assumed weighted average interest rate of 7%, less corporate interest previously allocated by IKON. The assumed number of weighted average shares was based upon the number of common shares issued and outstanding as of December 31, 1996, plus the dilutive effect of stock options issued to replace IKON stock options held by Unisource employees. Excluding the $50 million restructuring charge in 1996, pro forma earnings per share would have been $1.29.

3.  Acquisitions and Divestiture

In fiscal 1997, the Company made 14 acquisitions for an aggregate purchase price of $240,021,000 in cash, notes payable and Unisource common stock. Total assets related to these acquisitions were $309,441,000, including goodwill of $165,555,000. An additional $15,811,000 relating to prior years' acquisitions was paid and capitalized in fiscal 1997.

In fiscal 1996, the Company made 40 acquisitions for an aggregate purchase price of $305,615,000 in cash, notes payable and IKON common stock. Total assets related to these acquisitions were $359,717,000, including goodwill of $241,272,000. IKON also issued 651,175 shares of its common stock for an additional acquisition accounted for as a pooling-of-interests and results of operations of that acquisition have been included from the beginning of the 1996 fiscal year. An additional $10,315,000 relating to prior years' acquisitions was paid and capitalized in fiscal 1996.

In fiscal 1995, the Company made 12 acquisitions for $38,515,000 in cash. Assets relating to these acquisitions totaled $54,870,000, including goodwill of $26,119,000. An additional $350,000 relating to prior years' acquisitions was paid and capitalized in fiscal 1995.

In September 1995, Central Products Company was sold for $2,000,000 in cash and $78,000,000 in notes, and a pretax gain of $3,867,000 was realized.

All purchase acquisitions are included in results of operations from their dates of acquisition.

Adjusted for the effects of the divestiture, had the purchase acquisitions been made at the beginning of fiscal 1995, unaudited pro forma results of operations would have been:

Fiscal Year Ended September 30
(in millions, except per share data)      1997      1996      1995
--------------------------------------------------------------------
Revenues                                $7,593.6  $7,955.5  $8,223.2
Net income                                  61.3      72.0     123.5
Pro forma earnings per share
  - see Note 2                          $   0.89  $   0.96

The Central Products Company divestiture decreased pro forma net income by $4,793,000 in fiscal 1995.

4.  Sale of Accounts Receivable

The Company entered into an agreement to sell, with limited recourse, up to CN$95,000,000 of certain eligible Canadian accounts receivable through June 15, 1998. The agreement provides limited recourse to the Company in the event that previously sold receivables become uncollectible. As collections reduce previously sold interests, new receivables will be sold up to CN$95,000,000. The amount of receivables sold under the agreement was CN$90,000,000 (US$65,142,000) and CN$90,000,000 (US$66,100,000) at September 30, 1997 and 1996, respectively.

5.  Transactions with IKON

The balance of the intercompany notes and advances in excess of $553,700,000 was contributed to Unisource's common shareholders' equity as of September 30, 1996. Effective September 30, 1996, the $553,700,000 plus any additional advances to Unisource subsequent to September 30, 1996 incurred interest at 6.75% per annum. Such interest expense incurred in fiscal 1997 totaled $7,203,000. In December 1996, Unisource borrowed under its credit facility (see Note 9) to repay the outstanding intercompany notes, advances payable and accrued interest to IKON.

Unisource's Preferred Stock, all of which was owned by IKON, and the related fiscal 1996 cumulative dividends were contributed to the Company's common equity by IKON on September 30, 1996.

Prior to the Spin-off, there were no material intercompany purchase or sale transactions between IKON and Unisource. Under IKON's centralized cash management system, short-term advances from IKON and excess cash sent to IKON were reflected as intercompany advances. Notes payable to IKON reflect borrowings by the Company to finance acquisitions. Unisource has been charged corporate interest expense based on the relationship of its net assets to total IKON net assets, excluding corporate debt, in amounts of $29,572,000 in 1996 and $26,586,000 in 1995.

Included in the Consolidated Statements of Income is an allocation of general corporate expenses related to services provided for Unisource by IKON in the amounts of $2,308,000 in 1997, $18,014,000 in 1996 and $14,168,000 in 1995. This
allocation was based on an estimate of the proportion of corporate expenses related to the Unisource business for the periods presented and, in the opinion of management, has been made on a reasonable basis and approximates the incremental costs that would have been incurred had Unisource been operating on a stand-alone basis.

6.  Inventories

If the FIFO method of accounting had been used exclusively, inventories would have been $49,068,000 and $68,463,000 higher at September 30, 1997 and 1996, respectively. Inventories consist principally of finished goods.

7.  Property and Equipment

Property and equipment, at cost, consisted of:

September 30 (in thousands)                                       1997      1996
--------------------------------------------------------------------------------
Land                                                          $ 26,638  $ 24,937
Buildings and improvements                                     182,737   177,289
Machinery and equipment                                        225,387   194,455
--------------------------------------------------------------------------------
                                                               434,762   396,681
Less: accumulated depreciation                                 188,336   172,513
--------------------------------------------------------------------------------
                                                              $246,426  $224,168
================================================================================

8.  Notes Payable

Notes payable as of September 30, 1997 and 1996 includes $144,882,000 and $38,367,000, primarily related to acquisitions, at average interest rates of 7.0% and 5.9%, respectively.

During fiscal 1997, the Company utilized its credit facility (see Note 9) to cancel and repay a credit agreement whereby up to $100,000,000 or the Canadian dollar equivalent could be borrowed.

Interest paid on notes payable was $2,274,000, $2,295,000 and $3,799,000 in 1997, 1996 and 1995, respectively.

9.  Long-Term Debt and Credit Facility

Long-term debt and credit facility borrowings consisted of:

September 30 (in thousands)                                          1997               1996
--------------------------------------------------------------------------------------------
Credit facility at average interest rate of 6.2% in 1997
   (including the effect of interest rate swaps)                 $625,857            $    --
Other line of credit at average interest rate of 6.7% in 1997      15,000                 --
Industrial revenue bonds at average interest rate of 4.5%
   in 1997 and 4.4% in 1996                                         9,365              9,424
Capital lease obligations                                          11,728             12,322
Sundry notes, bonds and mortgages at average interest rate
   of 5.0% in 1997 and 6.7% in 1996                                    38                191
--------------------------------------------------------------------------------------------
                                                                  661,988             21,937
Less current maturities                                               638                840
--------------------------------------------------------------------------------------------
                                                                 $661,350            $21,097
============================================================================================

On November 22, 1996, the Company entered into a $1,000,000,000 five-year unsecured credit agreement (the "credit facility"). The credit facility includes multicurrency options for up to $100,000,000 in Pounds Sterling, Deutsche Marks and French Francs and a $100,000,000 Canadian dollar subfacility. Borrowings under the credit facility bear interest at either the Alternate Base Rate (as defined) or LIBOR plus a spread equal to 18.5 basis points during the initial six months of the credit facility. After the initial six-month period, the LIBOR spread ranges from 14.5 to 30 basis points, depending on certain financial ratios and credit ratings. The credit facility provides for certain fees, including a facility fee and utilization fee. The facility fee ranges from 8 to 15 basis points per annum on the full amount of the credit facility, determined in a manner consistent with the LIBOR spread described above. A utilization fee of 5 basis points per annum accrues on the aggregate amount of all loans outstanding during the initial six months of the credit facility and 5 basis points per annum thereafter each day the aggregate amount of all loans under the credit facility exceeds two-thirds of the aggregate commitment. The credit facility includes financial covenants requiring a ratio of funded debt to capitalization of less than 55% and a minimum net worth of $745,000,000 plus 50% of consolidated net income (without deduction for net losses) after December 31, 1996.

The majority of the proceeds from the credit facility were used to repay intercompany notes and advances payable to IKON in conjunction with the Spin-off. The amount available under this facility at September 30, 1997 was $374,143,000.

The industrial revenue bonds, capital lease obligations and mortgages are secured by related property and equipment with a net book value of approximately $13,120,000 and $14,962,000 at September 30, 1997 and 1996, respectively.

Interest paid on long-term debt, excluding amounts charged by IKON, totaled $28,553,000, $3,213,000 and $3,079,000 in 1997, 1996 and 1995, respectively.

Long-term debt matures in fiscal years as follows:
1998 -- $638,000; 1999 -- $624,000; 2000 -- $15,642,000; 2001 -- $676,000;
2002 -- $630,120,000; 2003-2012 -- $14,288,000.

10.  Taxes on Income

For the three-month period ended December 31, 1996, and for fiscal years 1996 and 1995, the Company has been included in the consolidated federal income tax return of IKON. The following provision for income taxes for all periods was determined as if the Company were a separate taxpayer.

Fiscal Year Ended September 30 (in thousands)                                       1997      1996       1995
-------------------------------------------------------------------------------------------------------------
Current provision:
  Federal                                                                        $15,585  $  6,093   $ 32,486
  Foreign                                                                            742     2,728      1,946
  State and local                                                                  2,310     1,870      (170)
-------------------------------------------------------------------------------------------------------------
                                                                                  18,637    10,691     34,262
-------------------------------------------------------------------------------------------------------------
Deferred provision:
  Federal                                                                         12,557    26,265     25,070
  Foreign                                                                         12,898     3,801      8,258
  State and local                                                                    280     2,248       (47)
-------------------------------------------------------------------------------------------------------------
                                                                                  25,735    32,314     33,281
-------------------------------------------------------------------------------------------------------------
                                                                                 $44,372  $ 43,005   $ 67,543
=============================================================================================================

The components of deferred income tax assets and liabilities were as follows:

September 30 (in thousands)                                                                   1997       1996
-------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and amortization                                                           $ 43,420   $ 32,917
  Long-term contract                                                                        48,715     37,868
  Other                                                                                      2,988      1,021
-------------------------------------------------------------------------------------------------------------
  Total deferred tax liabilities                                                            95,123     71,806
-------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Nondeductible accruals                                                                    38,574     30,292
  Net operating loss carryforwards                                                          27,165     20,408
-------------------------------------------------------------------------------------------------------------
  Total deferred tax assets                                                                 65,739     50,700
  Valuation allowance                                                                      (14,175)   (12,736)
-------------------------------------------------------------------------------------------------------------
  Deferred tax assets, net of valuation allowance                                           51,564     37,964
-------------------------------------------------------------------------------------------------------------
Net deferred tax liabilities                                                              $ 43,559   $ 33,842
=============================================================================================================

The net operating loss deferred tax asset at September 30, 1997 consists primarily of foreign carryforwards of $41,036,000 principally expiring in years 2001 through 2006 and domestic state carryforwards expiring in years 1998 through 2012.

Components of the effective income tax rate:

Fiscal Year Ended September 30                  1997   1996   1995
--------------------------------------------------------------------
Federal                                         35.0%  35.0%  35.0%
State                                            2.2    2.5    (.1)
Goodwill                                         2.7    1.4     .9
Foreign, including credits                       1.7    4.2    2.0
Other                                            1.5   (1.3)   1.3
--------------------------------------------------------------------
                                                43.1%  41.8%  39.1%
====================================================================

Prior to January 1, 1997, tax provisions were settled through the intercompany account and IKON made (received) payments (refunds) on behalf of the Company, which approximated $(14,070,000) in 1996 and $12,610,000 in 1995. In fiscal
1997, the Company made tax payments totaling $11,036,000, which is net of a refund received from IKON of $8,500,000.

Undistributed earnings of the Company's foreign subsidiaries were approximately $7,648,000 at September 30, 1997. Those earnings are considered to be indefinitely reinvested and, therefore, no provision has been recorded for U.S. federal and state income taxes.

11.  Pension and Stock Purchase Plans

The Company sponsors defined benefit pension plans for the majority of its employees. The benefits generally are based on years of service and average compensation. The Company funds at least the minimum amount required by government regulations. The cost of these plans, together with contributions to multi-employer and defined contribution pension plans ($4,194,000 in 1997, $3,748,000 in 1996 and $2,619,000 in 1995), is charged to operations, and amounted to $16,044,000, $14,552,000 and $11,600,000 in 1997, 1996 and 1995,
respectively.

The components of net periodic pension cost for Company-sponsored defined benefit pension plans are:

Fiscal Year Ended September 30 (in thousands)                                                       1997       1996       1995
------------------------------------------------------------------------------------------------------------------------------
Service cost                                                                                    $ 14,270   $ 12,850   $ 10,896
Interest cost on projected benefit obligation                                                      9,172     17,611     15,191
Actual return on plan assets                                                                    (18,989)   (42,193)   (41,761)
Net amortization and deferral                                                                      7,397     22,536     24,655
------------------------------------------------------------------------------------------------------------------------------
                                                                                                $ 11,850   $ 10,804   $  8,981
==============================================================================================================================

Assumptions used in accounting for the Company-sponsored defined benefit pension plans were:

Fiscal Year Ended September 30                                                                      1997       1996       1995
------------------------------------------------------------------------------------------------------------------------------
Weighted average discount rates                                                                     7.75%      7.75%      7.50%
Rates of increase in compensation levels                                                            6.25%      6.25%      6.00%
Expected long-term rate of return on assets                                                        10.00%     10.00%     10.00%

The funded status and amounts recognized in the consolidated balance sheets for the Company-sponsored defined benefit pension plans are:

September 30 (in thousands)                                                                                    1997       1996
-------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested                                                                                                   $ 98,082   $112,041
-------------------------------------------------------------------------------------------------------------------------------
  Accumulated                                                                                              $102,081   $115,707
-------------------------------------------------------------------------------------------------------------------------------
  Projected                                                                                                $137,612   $138,033
Plan assets at fair value                                                                                   155,103    132,644
-------------------------------------------------------------------------------------------------------------------------------
Plan assets greater (less) than projected benefits                                                           17,491     (5,389)
Items not yet recognized:
  Net gain                                                                                                  (30,101)   (14,541)
  Prior service cost                                                                                          4,476      7,496
  Transition asset, net of amortization                                                                      (3,289)    (4,487)
Adjustment required to recognize minimum liability                                                           (1,822)    (3,831)
-------------------------------------------------------------------------------------------------------------------------------
Net pension liability                                                                                      $(13,245)  $(20,752)
===============================================================================================================================

Under the Benefits Agreement, IKON assumed certain benefit obligations and related assets for retirees and terminated vested employees of the Company, which were estimated to be $101 million and have been excluded from the September 30, 1996 balances reflected in the 1996 table above. Such estimates were refined during fiscal 1997 and served to reduce benefit obligations and related assets by an additional $7 million.

Substantially all of the Unisource plan assets, totaling $155,103,000 at September 30, 1997, are invested in listed stocks, bonds and government securities, including common stock of Unisource having a fair value of $11,400,000.

The majority of the Company's employees were eligible to participate in IKON's Stock Participation Plan through fiscal 1995, under which they were permitted to invest 2% to 6% of regular compensation before taxes. The Company contributed an amount equal to two-thirds of the employees' investments and all amounts were invested in IKON's common shares. Effective October 2, 1995, the Stock Participation Plan was replaced by a Retirement Savings Plan ("RSP"). The RSP allows employees to invest 1% to 16% of regular compensation before taxes in multiple investment funds. The Company contributes an amount equal to two-thirds of the employees' investments, up to 6% of regular compensation, for a maximum company match of 4%. Prior to the Spin-off, Company contributions were invested in IKON common stock. Following the Spin-off, Company contributions are invested in Unisource common stock. Employees vest in a percentage of the Company's contribution after two years of service, with full vesting at the completion of five years of service. There is a similar plan for eligible management employees. The cost of the plans charged to operations amounted to $12,378,692, $13,307,000 and $9,902,000 in 1997, 1996 and 1995, respectively.

As a result of the divestiture of Central Products Company, the Company realized and recorded a curtailment loss of $446,000 in 1995.

12.  Leases

Capital leases are included in property and equipment in the amount of $15,623,000 and $15,596,000 at September 30, 1997 and 1996, respectively.
Accumulated amortization of $9,140,000 and $8,508,000 is included in accumulated depreciation at September 30, 1997 and 1996, respectively. Related obligations are in long-term debt (see Note 9).

Future minimum lease payments under noncancelable leases with remaining terms of more than one year are due as follows:

                                                     Capital  Operating
Fiscal Year Ended September 30 (in thousands)         Leases     Leases
-----------------------------------------------------------------------
1998                                                $ 1,823    $ 49,730
1999                                                  1,741      44,223
2000                                                  1,726      38,014
2001                                                  1,724      30,297
2002                                                  1,679      25,254
2003 and thereafter                                  12,639      51,878
-----------------------------------------------------------------------
Total minimum lease payments                         21,332    $239,396
                                                               ========
Amount representing interest and executory costs     (9,604)
------------------------------------------------------------
Present value of net minimum lease payments         $11,728
============================================================

Rental expense under operating leases for the years ended September 30, 1997, 1996 and 1995 totaled $69,164,000, $61,907,000 and $51,090,000, respectively.

13.  Stock Related Plans

Stock Options

Effective December 1996, the Company adopted a "Stock Option Plan" whereby key employees and eligible consultants may be issued options to purchase up to an aggregate of ten million shares of the Company's common stock.

The exercise price of options issued under the above plan is the market price on the date of grant. Options generally expire in ten years and vest over a five-year period.

Also, effective December 1996, the Company adopted a Directors' Stock Option Plan ("Directors' Plan") under which options to purchase up to a total of 250,000 shares may be granted to outside directors. The Directors' Plan also enables participants to receive their annual cash retainer in the form of options to purchase shares of common stock at a discount. The discount is equivalent to the annual directors' fees and is charged to expense.

Prior to the Spin-off, IKON had certain Stock Option Plans (the "Plans") under which incentive stock options and nonqualified stock options could be granted to officers, key employees and directors of Unisource. In connection with the separation of Unisource from IKON, option holders who became employees or directors of Unisource after the Distribution were given the opportunity to receive options to purchase shares of Unisource common stock in lieu of their IKON options. The number of shares subject to, and the exercise price of, each IKON option that was converted to a Unisource option was determined based upon a formula that preserved the inherent economic value and vesting and term provisions of such IKON options. The number of IKON stock options converted to Unisource stock options as of the Spin-off date was approximately 955,000 with option prices ranging from $9.77 to $47.88. These options were converted into approximately 2,632,000 Unisource stock options with option prices ranging from $3.66 to $18.09.

The following is a summary of IKON options held by Unisource employees and outside directors, and the related transactions for the years ended September 30, 1995 and 1996 and for the three months ended December 31, 1996. Also shown are the Unisource stock options that were substituted for the IKON options on December 31, 1996 and the other Unisource option transactions for the nine months ended September 30, 1997.

                                   Unisource Options                           IKON Options
                                  -------------------  ---------------------------------------------------------------
                                  9 months   Weighted  3 months   Weighted  12 months   Weighted  12 months   Weighted
(in thousands, except for            ended    Average     ended    Average      ended    Average      ended    Average
weighted average price)            9/30/97      Price  12/31/96      Price    9/30/96      Price    9/30/95      Price
----------------------------------------------------------------------------------------------------------------------
Options outstanding at
  beginning of period                  955     $31.41     1,276     $26.35      1,151     $18.28      1,431     $17.04
Effect for Spin-off conversion       1,677         --        --         --         --         --         --         --
Granted                                659      21.33        80      46.13        419      42.04        210      29.33
Exercised                             (186)      7.71      (400)     18.17       (271)     15.69       (325)     14.91
Canceled                               (49)     13.86        (1)     43.58        (23)     31.98       (165)     20.12
----------------------------------------------------------------------------------------------------------------------
Options outstanding at
  end of period                      3,056      14.16       955      31.41      1,276      26.35      1,151      18.28
----------------------------------------------------------------------------------------------------------------------
Options exercisable at
  end of period                        920       8.82       367      20.84        586      16.68        630      15.26
----------------------------------------------------------------------------------------------------------------------

The following table summarizes information related to stock options outstanding as of September 30, 1997:

                 Options Outstanding                                               Options Exercisable
            ----------------------------------------------------                  ---------------------
                                              Weighted
                                               Average  Weighted                              Weighted
                                             Remaining   Average                               Average
                    Range of       Number  Contractual  Exercise                      Number  Exercise
             Exercise Prices  Outstanding         Life     Price                 Exercisable     Price
            ----------------------------------------------------                 ---------------------
           $  3.69 -- $ 6.07      371,914         5.56    $ 5.50                     371,914    $ 5.50
              6.61 --   9.28      353,865         5.89      6.86                     238,994      6.94
             10.65 --  14.69      564,758         7.59     11.77                     143,671     11.44
             15.23 --  22.63    1,765,594         8.85     18.21                     165,051     16.73
             ---------------------------------------------------                     -----------------
           $  3.69 -- $22.63    3,056,131         7.88    $14.16                     919,630    $ 8.82
           -----------------------------------------------------                     -----------------

Long-Term Incentive Compensation Plan

In fiscal 1997, with Board of Directors' approval, the Company established a Long-Term Incentive Compensation Plan (LTIP). The plan is intended to motivate, recognize and reward key management employees for long-term performance. Under the plan, key management employees are granted restricted stock awards that are earned upon achieving predetermined performance objectives during the plan period. Unearned compensation is recognized at the issuance date and the value of these awards is charged to expense over the related performance period, upon the determination that it is probable the awards will be earned. Awards earned vest over a three-year period after the end of the performance period. In fiscal 1997, the Company granted 355,500 shares of restricted stock under the plan. At September 30, 1997, 2,681 of these awards were earned and 55,000 stock awards were forfeited or canceled.

Stockholder Rights Plan

During fiscal 1997, the Company's Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan"). The Rights Plan established an exercise price of $80.00 (subject to adjustment) per preferred stock purchase right (individually, a "Right," and collectively the "Rights"). A Right entitles holders thereof to buy 1/100th of a share of Preferred Stock of the Company (the "Preferred Shares"). The Rights expire at the close of business on November 8, 2006, unless sooner exercised or redeemed or unless certain transactions set forth in the Rights Plan have occurred.

The Rights Plan provides that the Rights will be exercisable and will trade separately from shares of the Company's common stock upon the earlier of (i) ten days following an announcement that a person or group, including affiliates and associates (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of the Company's common stock (the "Stock Acquisition Date") or (ii) a date as determined by the Company's Board of Directors, which must be within ten days following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of the Company's common stock. Only when one or more of these events occur will stockholders receive certificates for the Rights.

If (i) the Company is the surviving corporation in a merger with an Acquiring Person and Company common stock remains outstanding, or (ii) any person acquires beneficial ownership of 20% or more of the outstanding shares of common stock, other than through certain tender or exchange offers for all shares of the Company's common stock that provide fair price and other terms for such shares, or (iii) an Acquiring Person engages in certain "self-dealing" transactions, or
(iv) an Acquiring Person's beneficial ownership of common stock increases by more than one percent, then the stockholders (excluding the Acquiring Person) will be able to exercise the Rights and receive shares of common stock of the Company having twice the value of the exercise price of the Rights.

In the event that, at any time following the Stock Acquisition Date: (i) Unisource is acquired in a merger or other business combination transaction in which Unisource is not the surviving corporation (other than a merger that is described in, or that follows a tender offer or exchange offer described in the preceding paragraph) or (ii) 50% or more of Unisource's assets or earning power is sold or transferred, each holder of a Right (except certain Rights that previously have been voided) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to approximately two times the exercise prices of the Rights.

The Rights Plan allows stockholders, upon action by a majority of the Continuing Directors (as defined), to exercise their Rights for 50% of the shares of stock otherwise purchasable upon surrender to the Company of the Rights so exercised and without other payment of the exercise price.

The Rights Plan has also established the price at which the Board of Directors can redeem the Rights at $0.01 per Right. The Rights, in general, may be redeemed at any time prior to the tenth day following the Stock Acquisition Date.

Stock-Based Compensation Disclosure

The following assumptions under the Black-Scholes method were applied in determining the effect of FAS 123: (i) expected dividend yields of 4.18%, (ii) expected volatility rates of .24 and (iii) expected lives of 5.4 years. The risk-free interest rate applied was 5.9%. The use of these assumptions results in an estimated weighted average fair value of $4.40 at grant date for stock options granted during fiscal 1997.

Had compensation expense for the Company's stock option and LTIP plans been determined by FAS 123, the Company's pro forma net income and earnings per share for the years ended September 30, 1997 and 1996 would not have been materially different from the amounts reported. The effects of applying FAS 123 in 1997 for purposes of determining pro forma compensation expense disclosure may not be representative of the effects on reported net income, or earnings per share in future years.

14. Financial Instruments

Concentration of Credit Risk

The Company is subject to credit risk through trade receivables. Credit risk with respect to trade receivables is minimized because of a large customer base and its geographic dispersion. The Company is also subject to credit risk in the event of nonperformance by the counterparties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Interest Rate Swap Agreements

The Company has entered into nine interest rate swap agreements with terms beginning December 2, 1996 and expiring through June 28, 2002. These agreements have a total principal/notional amount of $367 million and have fixed rates from 5.8% to 7.9%. The Company is required to make payments to the counterparties at the fixed rate stated in the agreements and in return the Company receives payments at variable rates (LIBOR), effectively converting a portion of the expected borrowings under the variable rate credit facility to fixed rate borrowings. At September 30, 1997, these interest rate swap agreements had a fair value of ($3,778,000) based upon the termination value of these contracts.

Cash, Notes Payable and Long-Term Receivables

The carrying amounts reported in the balance sheet approximate fair value.

Long-Term Debt

The Company's long-term debt (excluding capital leases) is primarily comprised of the outstanding balance under a five year credit facility (see Note 9). The interest rate for this facility is effectively negotiated on a current (90 day) basis; therefore, the fair value approximates the carrying amount of long-term debt as of September 30, 1997. The Company also utilizes interest rate swap agreements (discussed above) to reduce exposure to market rate fluctuations.

15. Restructuring

In June 1996, the Company recorded a restructuring charge of $50,000,000 associated with the regional realignment from ten to five regions in the United States and facility mergers in the United States and Canada. The $50,000,000 charge included facility closure costs of $33,000,000 and severance costs for approximately 900 employees of $17,000,000.

The remaining restructuring reserves are approximately $16,550,000 as of September 30, 1997, which consists of $12,137,000 for facilities consolidation and $4,413,000 for severance costs, and approximately $29,500,000 as of September 30, 1996, which consists of $14,800,000 for facilities consolidation and $14,700,000 for severance costs.

16. Contingencies

There are contingent liabilities for taxes, guarantees, lawsuits, environmental remediation claims and various other matters occurring in the ordinary course of business. On the basis of information furnished by counsel and others, management believes that none of these contingencies will materially affect the Company.

17. Deferred Costs and Commitments--Information Technology System

Effective January 1, 1994, the Company entered into an outsourcing agreement that provides for the information technology system referred to as NADS ("North American Distribution System"). This agreement calls for the payment of $300,000,000 over a ten-year period. Supplemental amendments to the contract prior to fiscal 1997, extended the contract through fiscal 2005 and provided for additional services and payments. During 1997, amendments related to such additional services were canceled. At September 30, 1997, the remaining commitment under the agreement is $147,000,000.

Included in deferred costs and other assets is $136,177,000 and $90,940,000 at September 30, 1997 and 1996, respectively, of costs associated with the NADS outsourcing agreement and other development costs. The NADS implementation, development and operating costs have been more expensive and time consuming than originally projected. Accordingly, the Company has commenced a three to six month in-depth study to examine costs and benefits relating to NADS and to re-evaluate its current information technology program. While such study is in a preliminary stage, if Unisource concludes that NADS will not provide a cost effective information technology solution for its operations, the Company may cancel part, or possibly all, of its NADS implementation. Such action could result in a partial or full write-off of deferred costs associated with NADS and related information technology outsourcing agreements and trigger other additional contract exit and severance costs. It will not be possible to estimate the amount of write-offs or other costs that may arise until this study is completed and the future information technology program is determined.

18. Geographic Information

Revenues, income before taxes and identifiable assets by geographic area for fiscal years ended September 30 are as follows:

(in millions)                   1997      1996      1995
----------------------------------------------------------
Revenues
  Domestic                    $6,205.8  $6,101.9  $6,110.5
  Canada                         752.4     774.0     804.0
  Other foreign                  150.2     146.9      72.8
----------------------------------------------------------
  Total                       $7,108.4  $7,022.8  $6,987.3
==========================================================
Income before income taxes
  Domestic                    $   71.3  $   81.9  $  138.3
  Canada                          25.1      13.2      32.5
  Other foreign                    6.7       7.9       1.9
----------------------------------------------------------
  Total                       $  103.1  $  103.0  $  172.7
==========================================================
Assets
  Domestic                    $2,139.8  $1,804.0  $1,665.3
  Canada                         299.4     280.6     330.3
  Other foreign                  119.6     107.1      23.4
----------------------------------------------------------
  Total                       $2,558.8  $2,191.7  $2,019.0
==========================================================

Included in income before taxes for fiscal 1996 are restructuring costs of $38,000,000 for domestic operations and $12,000,000 for Canadian operations.

"Other foreign" consists of operations in Mexico and other foreign sales offices.

19.  Subsequent Events

Effective October 1, 1997, the Company entered into an agreement to sell up to $150,000,000 of certain qualifying accounts receivable. As collections reduce previously sold interests, new receivables may be sold up to $150,000,000. The proceeds from the sale were primarily utilized to repay certain notes payable (see Note 8).

Effective October 20, 1997, the Company sold a significant portion of its United States-based Grocery Supply Systems business for approximately $51 million in cash. Additional proceeds of $16 million are expected primarily from the collection of retained receivables related to this divestiture. The Company has estimated that the pretax effect of the sale will not be material; however, it expects to record a tax charge of $6 million ($0.08 per share). The tax charge relates to non-deductible intangible assets related to the business sold.

Financial Review
Unisource Worldwide, Inc.

GENERAL

The following is a discussion of Unisource's financial condition and operating results for fiscal 1997 compared to fiscal 1996 and for fiscal 1996 compared to fiscal 1995.

Unisource is the largest marketer and distributor of printing and imaging and supply systems products in North America. These products are primarily paper or paper-based products. As such, the Company's revenues, gross profit and net income are affected by fluctuations in pulp and paper prices. Volatility in pulp and paper prices may also alter purchasing patterns and cause customers to defer paper purchases and/or deplete inventory levels until long-term price stability occurs, which can cause fluctuations in quarterly results.

Following the Spin-off, the Company's results were impacted by an increase in interest expense resulting from expected higher borrowing costs as a stand-alone entity and the refinancing of intercompany notes payable to IKON. While such borrowing costs are expected to fluctuate as interest rates change, the Company has entered into interest rate swap agreements to minimize the impact of such fluctuations.

Future results also may be impacted by the degree of success encountered in implementing the Company's acquisition strategy and in realizing growth and efficiency through the Company's restructuring program.

The implementation, development and operating costs of the Company-wide information systems project (NADS) have been more expensive and time consuming than originally projected. Accordingly, the Company has commenced a three to six month in-depth study to re-evaluate its current information technology program to ensure such program meets future requirements in a cost effective manner. While conducting this evaluation, the Company has limited its NADS implementation efforts to the four divisions serviced by its Fort Washington, Pennsylvania, Customer Service Center. Due to the implementation delay, the Company will take the required steps to make its existing computer systems Year 2000 ready at an estimated cost in the range of $8 million to $12 million over the next two years.

The Company is aware of the issues associated with the programming code in existing computer systems as the millennium ("Year 2000") approaches. The Company has created a Corporate Year 2000 Project Office which will coordinate the efforts to evaluate, identify, correct or reprogram, and test the systems for Year 2000 readiness. If such efforts are not completed timely, the Year 2000 issue may have a material impact on the operations of the Company.

The potential alternatives related to the information technology program re-evaluation include, but are not limited to: (i) abandon NADS and the SAP software platform; (ii) retain NADS and SAP but significantly scale back implementation until benefits in relation to costs are validated; and (iii) consolidate current legacy systems to three to four integrated non-SAP systems.

If the Company decides to abandon or significantly limit the NADS implementation, such action could result in a partial or full write-off of deferred costs associated with NADS and related information technology outsourcing agreements ($136,177,000 capitalized at September 30, 1997), and could trigger other additional contract exit and severance costs. If the Company continues with NADS implementation throughout fiscal 1998, incremental costs associated with the implementation, development and operating costs of NADS together with Year 2000 readiness costs associated with the legacy computer systems are estimated to be in the range of $31 million to $51 million.

RESULTS OF OPERATIONS

Revenues and operating income for the fiscal years ended September 1997 versus 1996 and September 1996 versus 1995 were as follows:

                                                                              %                                %
Fiscal Year Ended September 30 (in millions)          1997        1996    CHANGE        1996       1995   CHANGE
------------------------------------------------------------------------------------------------------------------
Revenues                                         $ 7,108.4    $7,022.8       1.2%   $7,022.8   $6,987.3       .5%
==================================================================================================================
Gross profit                                       1,196.6     1,126.6       6.2%    1,126.6    1,062.1      6.1%
Selling and administrative expense                (1,051.9)     (942.1)     11.7%     (942.1)    (855.8)    10.1%
Restructuring charge                                    --       (50.0)       --       (50.0)        --       --
------------------------------------------------------------------------------------------------------------------
Operating income                                 $   144.7    $  134.5       7.6%   $  134.5   $  206.3    (34.8%)
==================================================================================================================

FISCAL 1997 COMPARED TO FISCAL 1996

Revenues increased $85.6 million to $7.1 billion in fiscal 1997. The increase was primarily associated with current and prior year acquisitions of $365.3 million, which were substantially offset by revenue declines of $279.7 million in base operations for the 12-month period ended September 30, 1997. The decline in base operations is principally due to an estimated decrease in pricing of 6.7%, partially offset by volume gains. Gross profit increased by $70.0 million, or 6.2%, in fiscal 1997. This change is due to an increase of $97.4 million associated with current and prior year acquisitions, offset by declines of $27.4 million in base operations for the 12-month period ended September 30, 1997. Gross profit percentages rose to 16.8% from 16.0% due primarily to higher margin percentages generated by acquired companies. Selling and administrative expense increased by $109.8 million, or 11.7% in fiscal 1997. The increase is primarily attributable to costs associated with current and prior year acquisitions along with expenditures associated with NADS. In fiscal 1997, the Company incurred approximately $21 million of incremental expense associated with NADS.

Operating income for fiscal 1997 increased $10.2 million from fiscal 1996. Excluding the $50 million restructuring charge recorded in the third quarter of fiscal 1996, operating income decreased $39.8 million or 21.6%. This decrease in operating income was due to a $53.2 million decrease in base operations, which was offset by a $13.4 million increase in operating income as a result of current and prior year acquisitions. The decrease in base operations was primarily due to a decrease in paper and supply systems pricing and expenses related to the implementation of NADS, which were partially offset by improvement in gross profit percentages and volume increases. Operating margins were 2.0%, compared to 2.6% for the corresponding 12-month period of fiscal 1996 (excluding the restructuring charge).

Interest expense increased by $10.2 million to $41.6 million in fiscal 1997. The increase was attributable to higher average outstanding borrowings due to the recapitalization of the Company as of September 30, 1996 in anticipation of the Spin-off. The $31.5 million of interest expense for the 12-month period of fiscal 1996 represents an allocation of IKON's outside interest expense based on the relationship of the Company's net assets to IKON's net assets, plus interest expense associated with direct indebtedness of the Company, which was not significant. Interest expense on a pro forma basis for the 12-month period of fiscal 1996 was $40.7 million, assuming that the Spin-off occurred on October 1, 1995.

Foreign Operations

Revenues from foreign operations decreased $18 million to $903 million in fiscal 1997. Revenues from Canadian operations decreased $22 million to $752 million, while revenues from Mexican operations increased $45 million to $118 million. The decrease in Canadian revenues was attributable to declining paper prices, while the increase in Mexico was the result of acquisitions, which was partially offset by lower paper prices. Also, revenues from the foreign sales offices decreased $41 million to $32 million for the 12-month period. Fiscal 1996 foreign sales office revenues benefited from sales generated from a supplier's excess inventory, which did not recur in fiscal 1997.

Operating income from foreign operations decreased $1.7 million to $31.9 million in fiscal 1997 as compared to fiscal 1996, excluding a 1996 restructuring charge of $12 million relating to Canadian operations. Canadian operating income decreased $1.1 million (excluding the 1996 restructuring charge) to $26.2 million, primarily due to lower paper prices. Mexican operating income increased $1.4 million to $6.3 million due primarily to acquisitions. The foreign sales offices' operating income decreased by $2.0 million for fiscal 1997, primarily as a result of the decrease in sales volume.

There was no material effect of foreign currency exchange rate fluctuations on the results of operations during fiscal 1997. Mexico is considered a hyper-inflationary economy for accounting purposes and the changes in exchange rates applied to the Company's net monetary assets are reflected in net income. The net monetary assets at September 30, 1997 were US$13.7 million.

The Company believes that its foreign operations do not expose it to material foreign currency risk. Unisource believes that economic risk is minimized because the Company sources locally approximately 70% of the products it distributes within its foreign markets and consistent with its growth plans, the Company reinvests profits in the country in which such profits are derived, except with respect to a limited amount of interest.

Acquisitions

In fiscal 1997, Unisource completed 14 acquisitions with annualized revenues of more than $550 million. Substantially all of the U.S.-based acquisitions are supply systems companies, reflecting Unisource's goal of moving toward a balanced revenue contribution between the printing and imaging and supply systems businesses. Four of the acquisitions, with annualized revenues of $51 million, primarily represent supply systems companies that are located in Canada and Mexico. The 14 acquisitions were financed with cash ($208 million), Unisource common stock ($26 million) and promissory notes ($6 million).

FISCAL 1996 COMPARED TO FISCAL 1995

Revenues increased $35.5 million, or .5% to $7 billion in fiscal 1996. This increase is principally due to increases associated with current and prior-year acquisitions of $527.9 million, which were offset by revenue declines of $383.0 million in base operations and $109.4 million related to an operation sold in September 1995. Revenues of base operations are down as a result of paper price and volume declines. Gross profit percentages rose from 15.2% in fiscal 1995 to 16.0% in fiscal 1996 due to lower costs from suppliers for many products, higher gross profit percentages generated by acquired companies and a higher proportion of Unisource warehouse delivered (versus mill direct) sales. Warehouse delivered sales generally result in higher gross profits, as compared to mill direct sales, but also have higher associated operating expenses due to related warehouse handling and delivery costs. Selling and administrative expense increased by $86.3 million due to additional operating costs associated with current and prior-year acquisitions, net of reductions related to the operation that was sold in September 1995.

Excluding the effects of the restructuring charge, operating income decreased $21.8 million, or 10.6%. Current and prior-year acquisitions, net of the divestiture, provided $19.6 million of operating income. Operating income from base operations declined $41.4 million as a result of price and volume declines during fiscal 1996 partially offset by improvement in gross profit percentages, restructuring benefits and operating efficiencies. Operating margins, excluding the restructuring charge, were 2.6% in fiscal 1996, compared to 3.0% in fiscal 1995. The overall decrease in operating income of 34.8% is primarily attributable to the $50 million of restructuring costs recorded in the third quarter of fiscal 1996 and operating income decreases described above.

Foreign Operations

Revenues from foreign operations increased $44 million, from $877 million in fiscal 1995 to $921 million in fiscal 1996. Revenues from Canadian operations decreased $30 million, net of $13 million contributed by a fourth quarter 1995 acquisition, to $774 million. Revenues from Mexican operations increased $61 million to $73 million as a result of acquisitions, and revenues from foreign sales offices increased $13 million. Operating income from foreign operations, excluding $12 million of the restructuring charge that relates to Canadian operations, decreased $4.6 million to $33.6 million in fiscal 1996 compared to $38.2 million in fiscal 1995. Canadian operating income decreased $9 million to $27.3 million, while Mexican operating income increased $3.7 million to $4.8 million and the foreign sales offices contributed an increase of $.7 million, to $1.5 million. The decrease in the Canadian operating income reflects paper price decreases while the increase in the Mexican operating income is the result of acquisitions. There was no material effect of foreign currency exchange rate fluctuations on the results of operations in fiscal 1996 or fiscal 1995.

Restructuring

The Company recorded a restructuring charge of $50 million during the third quarter of fiscal 1996, which includes the cost of facility closures ($33 million) and severance costs ($17 million) associated with the regional realignment from ten to five regions in the United States and facilities mergers in the U.S. and Canada.

Acquisitions

In fiscal 1996, Unisource completed 41 acquisitions with annualized revenues of $854 million. Almost all of the U.S.-based acquisitions are supply systems companies, reflecting Unisource's goal of moving toward a balanced revenue contribution between its printing and imaging and supply systems businesses. Fifteen of the acquisitions are located in Mexico, further expanding the Company's presence in the Mexican market. The 41 acquisitions were financed with cash ($185 million), IKON common shares ($104 million) and promissory notes ($45 million).

FINANCIAL CONDITION AND LIQUIDITY

Net cash provided by operating activities in fiscal 1997 was $161.1 million. During the same period, the Company used $274.6 million in cash for investing activities, which included acquisition activity (at a cash cost of $223.2 million, including cash earn-out payments relating to pre-fiscal 1997 acquisitions and net of cash acquired associated with fiscal 1997 acquisitions), deferred cost expenditures of $58.7 million, principally associated with the NADS system and capital expenditures of $25.3 million. Cash provided by financing activities of $144.3 million included net proceeds received from borrowings of $735.6 million offset by a $553.7 million debt repayment to IKON, and dividend payments of $40.3 million.

On September 30, 1997, total debt of $806.9 million was outstanding. The Company had a total of $1 billion in bank credit commitments as of September 30, 1997, of which $374 million was unused and available.

On November 7, 1997, the Company declared a dividend on its common stock of $.20 per share payable on December 10, 1997 to shareholders of record on November 24, 1997.

Total cash expenditures in connection with the Unisource restructuring plans amounted to $12.3 million in fiscal 1997. Remaining cash expenditures are estimated at $16.5 million. Unisource is a party to a long-term information technology outsourcing agreement, which is scheduled to continue through September 30, 2005. The remaining commitment under this agreement was $147 million at September 30, 1997. During fiscal 1997, the Company spent $31.5 million under this agreement, and cash outlays of approximately $28.2 million are projected under this outsourcing arrangement during fiscal 1998. These restructuring and outsourcing expenditures are anticipated to be funded from Unisource's operating cash flow.

The Company periodically sells Canadian accounts receivable pursuant to a limited recourse, bank-sponsored program that provides a cost-effective source of liquidity for Canadian operations (see Note 4).

Effective October 1, 1997, the Company began selling certain U.S. accounts receivable pursuant to a $150 million agreement. The proceeds from the sale were primarily utilized to repay certain notes payable (see Note 8).

At the end of fiscal 1997, the Company's commitments for capital expenditures were approximately $12 million, all of which are expected to be expended during fiscal 1998.

The Company believes that its operating cash flow, together with financing arrangements, will be sufficient to finance current operating requirements including capital expenditures, acquisitions, cash requirements under its restructuring and Year 2000 ready programs and future dividends.

The statements set forth herein with respect to operations, acquisition plans and the implementation and technology outsourcing costs and plans associated with NADS and Year 2000 readiness are forward-looking statements based upon management's current plans and expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially. Such uncertainties and risks include changes in pulp and paper prices and market conditions within the Company's businesses; delays, difficulties and costs associated with systems implementation or Year 2000 readiness programs; debt service requirements and liquidity; and the availability of, and ability to close, acquisition opportunities on terms acceptable to the Company.

Quarterly Financial Summary (Unaudited)

Unisource Worldwide, Inc.

Following is a summary of the unaudited interim results of operations for each quarter in the years ended September 30, 1997 and September 30, 1996.

                                             FIRST     SECOND      THIRD       FOURTH
(IN MILLIONS, EXCEPT PER SHARE DATA)        QUARTER   QUARTER     QUARTER     QUARTER      TOTAL
---------------------------------------------------------------------------------------------------
Year ended September 30, 1997
  Revenues                                 $   1,729 $   1,716 $   1,764     $   1,899 $   7,108
  Gross profit                                   300       292       294           311     1,197
  Net income                                      20        10        13            16        59
  Earnings per share /(1)/                       .30       .16       .19           .23       .87
  Dividends per share                             --       .20       .20           .20       .60
  Common Stock Price
    High/                                   22 1/8 -  22 5/8 -  17 3/4 -      19 3/4 -  22 5/8 -
       Low /(2)/                              18 5/8    15 3/8    13 3/4      16  7/16    13 3/4
Year ended September 30, 1996
  Revenues                                     1,716     1,747     1,749         1,811     7,023
  Gross profit                                   269       290       292           276     1,127
  Net income (loss)                               26        29        (6)(3)        11        60(3)
  Pro forma earnings per share /(1)/             .35       .41      (.11)          .15       .81
------------------------------------------------------------------------------------------------

(1) See Note 2 to the consolidated financial statements for method of calculating earnings per share.
(2) On December 9, 1996, the Company commenced "when-issued" trading that continued through December 31, 1996 at which time the Spin-off from IKON became effective and the stock began "regular way" trading.
(3) Includes $50,000,000 restructuring charge; $32,500,000 net of tax ($.48 loss per share).