Form 10-K, Exhibit 13
period 1998-09-30
UNISOURCE WORLDWIDE INC
filed 1998-12-21
CIK 1027282

Unisource 1998 Annual Report


Leaner.

Smarter.

Stronger.

[LOGO OF UNISOURCE APPEARS HERE]

Contents


           Contents


     1     To Our Shareholders
     9     Financials
    36     Directors and Officers
    37     Shareholder Information


Underlying Performance*

(in thousands, except per share data)          1998            1997     % Change
--------------------------------------------------------------------------------
Revenues                                 $7,417,276      $7,108,355        4.3%

Operating Income                            112,049         144,695      (22.6%)

Net Income                                   37,733          58,686      (35.7%)

Basic Earnings Per Share                       0.55            0.88      (37.5%)

Diluted Earnings Per Share                     0.55            0.87      (36.8%)
--------------------------------------------------------------------------------

* Underlying performance, which excludes special charges, is supplemental financial data provided for the purpose of comparability with historical information and should be read in conjunction with the audited financial information.


Our Business

Unisource is one of the leading distributors of printing & imaging products, packaging systems and maintenance supplies in North America.


Our Mission

Unisource will be the distributor of choice for customers and suppliers in the industries we serve. We will deliver targeted, innovative, cost-effective solutions for our customers, dependability and growth for our suppliers, opportunity for our employees and value for our shareholders.

To Our Shareholders


During 1998, Unisource initiated an extensive restructuring plan that will result in improved service for customers, greater opportunity for employees and increased value for shareholders.


For Unisource, fiscal 1998 was a year of reassessment and decisive action.

     By the end of the first quarter, it was evident that we were unlikely to meet our operating goals not just for the quarter, but for the year as well. Revenues were increasing - primarily due to acquisitions. Operating income was declining, however, due to margin erosion and unacceptably high costs. It became apparent that we would be unable to achieve desired levels of profitability with our existing structure and operating culture.

     Bold action was required and bold action was taken.

     We halted development of our costly SAP-based information technology system. We suspended our acquisitions program. And we initiated an intensive evaluation of every aspect of our business.

     The result was an extensive restructuring plan that focuses on our strengths, leverages our size and national scope, and enables us to drive common, customer-focused strategies throughout the company - something we were not able to do effectively under our old structure.

     The restructuring focuses primarily on our U.S. business. In Canada, where facility consolidations have largely been completed, we will concentrate on implementing common practices and maximizing operating efficiencies.

     The dynamic organization we are creating will be leaner, smarter and stronger...with improved service for customers, growth for suppliers, greater opportunity for employees and increased value for shareholders.

                                                                     -----------

An efficient hub-and-spoke warehouse network allows us to more effectively manage our inventory investment.


[GRAPHIC APPEARS HERE]

----------
Hub warehouses stock a full range of products (Star, Square, Triangle, Circle); spoke warehouses stock frequently ordered items and customer-specific products.



Leaner Structure Increases Focus, Decreases Costs

We replaced our decentralized regional structure with a centrally managed functional organization designed to emphasize and support our core strengths in sales and distribution. We moved from five U.S. regions and 150 divisions to 14 market areas that report directly to corporate headquarters. And we made the decision to divest our operations in Mexico and reinvest the proceeds to grow our U.S. and Canadian businesses and to reduce debt.

     We reconfigured our distribution operations into an efficient hub-and-spoke warehouse network, which will reduce our total number of U.S. locations by 40% - from 424 to 253 - and facilities space by 20%. Hub warehouses will stock a full range of products, while spoke warehouses will stock frequently ordered items and customer-specific products.

     This configuration will allow us to maintain a substantially reduced inventory investment while still providing next-day delivery in all of our markets.

     As a result of the new organizational structure and hub-and-spoke configuration, we are reducing our workforce by more than 1,500 employees, or approximately 15% of our U.S. workforce.

Separate Functions, Shared Goals

Each of our new market areas is headed by two vice presidents - one responsible for sales and customer service, the other for warehousing and distribution. While they report to different organizations at cor-



----------
         2

Leaner.


We are reducing our total number of U.S. locations by 40% while still providing next-day delivery in all of our markets.


porate headquarters, the market area vice presidents share common goals and incentives based on their combined performance in serving customers.

Centralized Marketing and Purchasing Support Unified Sales Effort
A new corporate marketing organization will develop comprehensive marketing programs for each product category and customer segment to drive focused marketing initiatives throughout the organization. Marketing will also manage brand strategy and provide cost-effective advertising and promotional support to the sales efforts across Unisource.

     Purchasing responsibilities are being centralized in a new corporate procurement function that will assemble a portfolio of preferred suppliers to partner with Unisource in meeting customer needs. Procurement will develop agreements with those suppliers and work with them to identify new opportunities to more efficiently and effectively take their products to market.

     All of the acquired companies and specialty businesses within Unisource are being integrated with our core businesses, with common goals, common measurements and a common approach to the marketplace.


[MAP OF THE UNITED STATES APPEARS HERE]

 . Hub Sales & Distribution Center
-----------
 . Local Sales & Distribution Center
-------------

                                                                     -----------

Segmentation enables us to match the know-how of our specialized competitors while adding value as a single-source supplier.


[GRAPHIC APPEARS HERE]

Each member of our sales force will focus on one of three product specialties.

The unified sales organization will focus on cross-selling opportunities to increase account penetration and improve profitability.

Segmentation and Single Sourcing Add Value
Each member of our sales force will focus on one of three product specialties: printing and imaging, packaging, or maintenance supplies. Sales management is also segmented, providing for more focused training and direction. Segmentation enables us to match the know-how of our specialized competitors while adding value as a single-source supplier.

Customized Service Increases Profitability
Several years ago, we increased our focus on customer service through the creation of consolidated Customer Service Centers strategically located throughout the United States. We are now building on the success of those centers to further enhance our overall customer service capabilities.

     A new Ambassador Account program will provide a premier level of service to our top customers. Ambassador customers will be serviced by dedicated teams of our most experienced customer service professionals -- maximizing knowledge, availability and response time to all customers served by the team.

     A new minimum order program encourages smaller customers to increase average order size and enjoy the benefits we provide our larger customers.

Common Business Practices Leverage Resources
Our functional organization and centralized controls will facilitate implementation of consistent processes at every location and in every functional area -- sales, distribution, marketing, procurement, human



----------
         4

Smarter.


Centralized procurement, a unified sales organization and common business practices will allow us to buy smarter, sell smarter and work smarter.


resources, finance and administration. This not only results in consistent service to customers, but also eliminates redundancy and assures more effective implementation of programs and more efficient utilization of resources.

New Talent Strengthens Management Team

During fiscal 1998 we strengthened our corporate management team with the infusion of new talent, much of it from outside the paper distribution industry.

     George D. Timchal joined Unisource as senior vice president of procurement to lead our centralized procurement and supply management function. George was previously vice president of sourcing and procurement for Sunbeam Corporation.

     Kenneth F. Vuylsteke, who joined us with the National Sanitary Supply acquisition, was named senior vice president of sales. Ken's outstanding track record of generating profitable sales will prove invaluable in driving a strategic sales approach within Unisource.

     Richard H. Bogan was named president and chief financial officer. Richard joined Unisource in 1997 as CFO after a 20-year career with Philip Morris Companies. Richard's promotion recognizes his key role in development and execution of our restructuring program, as well as his accomplishments as a leader of positive, fundamental change within our company.

     These leaders join Thomas A. Decker, senior vice president, general counsel and secretary, who came to Unisource from St. Gobain Corporation in 1997, and Hugh G. Moulton, executive vice president and chief administrative officer, whose 28 years of service with Unisource and Alco helps anchor our senior management team.


                                                                     -----------

Managing for strong cash flow was a key focus in fiscal 1998.


[GRAPHIC APPEARS HERE]

----------
Cash generated in 1998 exceeded our goal for the year.


     We will complete our team in fiscal 1999 with the addition of strong leaders to head our corporate distribution and marketing functions.

     Two new directors joined our board in fiscal 1998: James P. Kelly, chairman and chief executive officer of United Parcel Service, and Gary L. Countryman, chairman of the board of the Liberty Mutual Insurance Companies. We are pleased to welcome these seasoned executives to our board.

Effective Asset Management Produces Strong Cash Flow
Managing for strong cash flow was a key focus in fiscal 1998. A highly successful inventory reduction program generated more than $90 million, and total operating cash flow exceeded $200 million - surpassing our goal for the year. Net cash flow before dividends and debt payments reached $208 million, enabling us to repay $147 million in debt after funding our 1998 dividend of $56 million.

Capital Structure Reinforced
In conjunction with the restructuring plan, we made significant changes that strengthened our capital structure.

     In July, our board of directors voted to decrease the quarterly dividend rate from $.20 to $.05 per share, beginning with the December 1998 payment. This action will reduce our cash outlay for dividends in fiscal 1999 by $42 million.

     In September, we completed an amendment to our bank credit facility and confirmed our intent to issue up to $300 million of 10-year notes to institutional investors.


----------
         6

Stronger.


Changes to our management team and financial structure strengthen our company and position us for profitable growth.


     Unused borrowing capacity of more than $400 million and increased covenant flexibility provide substantial capital resources for the future.

Fiscal 1998 Performance

In fiscal 1998, revenues increased 4% to $7.4 billion. Underlying operating income (excluding special charges) decreased 23% to $112 million, due primarily to margin compression in our Printing & Imaging business.

     We recorded charges to earnings of $1.60 per share for the write-off of capitalized costs associated with our discontinued information technology system, $.08 per share for tax losses on the sale of our U.S. grocery supply business, $1.22 per share associated with restructuring our U.S. and Canadian operations, and $1.01 to write-down our investment in Mexico. Including those charges, we reported a loss for fiscal 1998 of $3.36 per share. Excluding those charges, our earnings were $.55 per share.

Transitioning to Profitable Growth

We are confident that the actions we are taking to restructure our company will position Unisource for profitable growth well into the future. There is, however, significant short-term financial impact from our restructuring initiatives.

     Over the next two years we will incur $50 to $60 million in one-time restructuring implementation costs, most of which will be incurred in fiscal 1999. Excluding those implementation costs, our goal is to achieve an 80% expense-to-gross-profit ratio in fiscal 2000, down from 91% in 1998.


                                                                     -----------

The actions we are taking will enhance our industry leadership position and restore the equity value of our company.


     Our restructuring initiatives will also enhance cash flow through improved working capital management and increased earnings. When our plan is fully implemented in fiscal 2001, we expect annual operating income improvement of $150 to $170 million - more than double 1998 operating income.

Outlook

As we move into our new fiscal year, I have no doubt that we are a far stronger company than we were twelve months ago. We are eliminating distractions and installing the common practices and national standards that will leverage our company's size and scale.

     We have an unwavering commitment to execute our restructuring plan, to measure and reward progress, and to implement timely sanctions for failure.

     We still have much work to do. We're fortunate to have a strong management team, a committed board of directors, and dedicated, energized employees. I am confident that, together, we will enhance our industry leadership position and restore the equity value of our company.


[PHOTO OF RAY B. MUNDT APPEARS HERE]


/s/ Ray B. Mundt

Ray B. Mundt
Chairman and Chief Executive Officer
November 23, 1998


----------
         8

                                  Financials


           Contents


      10   Management's Responsibility for Financial Reporting

      10   Report of Ernst & Young LLP, Independent Auditors

      11   Consolidated Financial Statements

      26   Management's Discussion and Analysis

      32   Corporate Financial Summary

      34   Quarterly Financial Summary

      35   Factors That May Affect Future Results



                                                                      ----------

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

Management is also responsible for maintaining systems of internal accounting controls that are designed to provide reasonable assurance as to the integrity of the financial records and the protection of corporate assets. Unisource Worldwide, Inc. supports and manages a program of auditing to monitor the proper functioning of its systems. The reports issued under this program, as well as comment letters from Ernst & Young LLP, are reviewed regularly by the Audit Committee of the Board of Directors, which is composed of three directors who are not employees of the company. The Audit Committee meets periodically with Ernst & Young LLP, internal audit and management to review audit scope, timing and results.

/s/ Ray B. Mundt                          /s/ Richard H. Bogan

Ray B. Mundt                              Richard H. Bogan
Chairman and chief executive officer      President and chief financial officer


Report of Ernst & Young LLP, Independent Auditors


To the Board of Directors and Shareholders
Unisource Worldwide, Inc.

We have audited the accompanying consolidated balance sheets of Unisource Worldwide, Inc. as of September 30, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisource Worldwide, Inc. at September 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP


Philadelphia, Pennsylvania
October 28, 1998



----------
        10

Consolidated Statements Of Income
Unisource Worldwide, Inc.




Fiscal Year Ended September 30 (in thousands, except per share data)    1998                  1997                  1996
------------------------------------------------------------------------------------------------------------------------
Revenues:
   Printing & Imaging                                             $4,715,287            $4,590,944            $4,782,206
   Supply Systems                                                  2,701,989             2,517,411             2,240,602
------------------------------------------------------------------------------------------------------------------------
Total Revenues                                                     7,417,276             7,108,355             7,022,808

Cost of Goods Sold:
   Printing & Imaging                                              4,100,078             3,943,245             4,116,376
   Supply Systems                                                  2,049,208             1,968,468             1,779,875
   Inventory write-down (see Note 15)                                 23,000                    --                    --
------------------------------------------------------------------------------------------------------------------------
Total Cost of Goods Sold                                           6,172,286             5,911,713             5,896,251
------------------------------------------------------------------------------------------------------------------------

Gross Profit                                                       1,244,990             1,196,642             1,126,557

Expenses:
   Selling and administrative                                      1,155,941             1,051,947               942,088
   Special charges (see Note 15):
      Information technology write-off                               168,000                    --                    --
      Restructuring and implementation costs                         108,515                    --                50,000
      Mexico valuation charge                                         70,000                    --                    --
------------------------------------------------------------------------------------------------------------------------
Total Expenses                                                     1,502,456             1,051,947               992,088
------------------------------------------------------------------------------------------------------------------------

Income (Loss) from Operations                                       (257,466)              144,695               134,469

Interest Expense                                                      45,534                41,637                31,466
------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes                                   (303,000)              103,058               103,003

Income Tax Expense (Benefit)                                         (71,200)               44,372                43,005
------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                 $ (231,800)           $   58,686            $   59,998
========================================================================================================================
Basic Earnings (Loss) Per Share                                   $    (3.36)           $      .88
==================================================================================================
Diluted Earnings (Loss) Per Share                                 $    (3.36)           $      .87
==================================================================================================
Pro Forma Earnings Per Share (Unaudited) -
   Basic and Diluted (see Note 3)                                                                             $      .81
========================================================================================================================
Weighted Average Shares Outstanding - Basic                           68,908                67,004                66,902
========================================================================================================================
Weighted Average Shares Outstanding - Diluted                         68,908                67,648                67,576
========================================================================================================================

See notes to consolidated financial statements.





                                                                      ----------

Consolidated Balance Sheets
Unisource Worldwide, Inc.


September 30 (dollars in thousands, except par value per share)                         1998                 1997
-----------------------------------------------------------------------------------------------------------------
Assets
   Current Assets
   Cash and cash equivalents                                                      $   49,960           $   45,384
   Accounts receivable, less allowances for doubtful accounts:
      1998 - $22,713; 1997 - $24,583                                                 640,443              882,360
   Inventories                                                                       353,270              495,330
   Prepaid expenses and deferred taxes                                                87,746               49,875
-----------------------------------------------------------------------------------------------------------------
      Total current assets                                                         1,131,419            1,472,949
-----------------------------------------------------------------------------------------------------------------
   Long-Term Receivables                                                               5,723                7,790

   Property and Equipment, at cost                                                   428,884              434,762
      Less accumulated depreciation                                                  201,599              188,336
-----------------------------------------------------------------------------------------------------------------
      Property and equipment, net                                                    227,285              246,426
-----------------------------------------------------------------------------------------------------------------
   Goodwill                                                                          580,932              668,575
   Deferred Costs and Other Assets                                                    21,292              163,092
-----------------------------------------------------------------------------------------------------------------
Total Assets                                                                      $1,966,651            2,558,832
=================================================================================================================

Liabilities and Stockholders' Equity
   Current Liabilities
   Current portion of long-term debt                                              $    1,155           $      638
   Notes payable                                                                       3,651              144,882
   Trade accounts payable                                                            451,123              498,503
   Accrued salaries, wages and commissions                                            40,520               33,906
   Restructuring costs                                                                61,588                8,172
   Other accrued expenses                                                            107,356              119,431
-----------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                      665,393              805,532
-----------------------------------------------------------------------------------------------------------------
   Long-Term Debt                                                                    505,199              661,350
   Deferred Taxes and Other Liabilities
   Deferred taxes                                                                     11,770               61,082
   Restructuring costs                                                                30,414                8,383
   Other long-term liabilities                                                        55,517               38,100
-----------------------------------------------------------------------------------------------------------------
      Total deferred taxes and other liabilities                                      97,701              107,565
-----------------------------------------------------------------------------------------------------------------
   Stockholders' Equity
   Preferred stock, 9/30/98 and 9/30/97 - par value $.001, authorized -
      10,000,000 shares, no shares issued and
      outstanding                                                                         --                   --
   Common stock, par value $.001, authorized - 250,000,000
      shares; issued 9/30/98 - 70,245,536
      and 9/30/97 - 68,824,869 shares                                                     70                   69
   Additional paid-in capital                                                        832,268              820,213
   Unearned compensation                                                              (2,727)              (5,845)
   Retained earnings (deficit)                                                       (87,533)             199,828
   Foreign currency translation adjustments                                          (43,711)             (29,320)
   Cost of common shares in treasury 9/30/98 - 1,205
      shares and 9/30/97 - 32,027 shares                                                  (9)                (560)
-----------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                     698,358              984,385
-----------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                        $1,966,651           $2,558,832
=================================================================================================================

See notes to consolidated financial statements.




----------
        12

Consolidated Statements Of Changes In Stockholders' Equity
Unisource Worldwide, Inc.

                                                                                                   Foreign    Cost of
                                                        Additional                  Retained      Currency     Common
(dollars in thousands,           Preferred     Common      Paid-in      Unearned    Earnings   Translation  Shares in
except per share data)               Stock      Stock      Capital  Compensation   (Deficit)   Adjustments   Treasury      Total
--------------------------------------------------------------------------------------------------------------------------------
Balance September 30, 1995       $ 122,884       $  1    $ 184,394   $        --   $ 127,892    $ (19,284)   $     --  $ 415,887
   Equity of company pooled
      by IKON                                                                          8,314                               8,314
   Net income                                                                         59,998                              59,998
   Translation adjustments                                                                         (5,118)                (5,118)
   Preferred stock dividend
      to IKON                                               14,746                   (14,746)                                 --
   Contribution of preferred
      stock to capital            (122,884)                122,884                                                            --
   Contribution of IKON
      intercompany notes and
      advances to capital                                  456,420                                                       456,420
--------------------------------------------------------------------------------------------------------------------------------
Balance September 30, 1996              --          1      778,444            --     181,458      (24,402)         --    935,501
   Net income                                                                         58,686                              58,686
   Translation adjustments                                                                         (4,918)                (4,918)
   Cancellation of common stock
      in connection with Spin-off
      (100,000 shares)                             (1)                                                                        (1)
   Issuance of common stock in
      connection with Spin-off
      (66,895,190 shares)                          67          (67)                                                           --
   Common stock issued in
      connection with an
      acquisition
      (1,442,929 shares)                            2       26,478                                                        26,480
   Restricted stock issued, net
      (300,500 shares)                                       5,845        (5,845)                                             --
   Stock option exercises, net
      (186,250 shares)                                       1,435                                                         1,435
   Treasury stock purchases,
      net (32,027 shares)                                                                                        (560)      (560)
   Tax benefit relating to stock
      options                                                  556                                                           556
   Dividend payments ($.60 per share)                                                (40,316)                            (40,316)
   Contribution from IKON, net                               7,522                                                         7,522
--------------------------------------------------------------------------------------------------------------------------------
Balance September 30, 1997              --         69      820,213        (5,845)    199,828      (29,320)       (560)   984,385
   Net loss                                                                         (231,800)                           (231,800)
   Translation adjustments:
      Canada                                                                                      (19,123)               (19,123)
      Mexico valuation                                                                              4,732                  4,732
   Stock option exercises
      (139,575 shares)                                       1,017                                                         1,017
   Restricted stock issued, net
      (111,681 shares, net)                                 (3,118)        3,118                                              --
   Treasury stock issuances, net
      (30,822 shares)                                           82                                                551        633
   Issuance of stock, net
      (1,169,411 shares)                            1       13,405                                                        13,406
   Tax benefits relating to stock options                      669                                                           669
   Dividend payments ($.80 per share)                                                (55,561)                            (55,561)
--------------------------------------------------------------------------------------------------------------------------------
Balance September 30, 1998         $    --       $ 70    $ 832,268       $(2,727)  $ (87,533)   $ (43,711)   $     (9) $ 698,358
================================================================================================================================

See notes to consolidated financial statements.

                                                                      ----------

Consolidated Statements Of Cash Flows
Unisource Worldwide, Inc.


Fiscal Year Ended September 30 (in thousands)                               1998               1997               1996
---------------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income  (loss)                                                  $(231,800)         $  58,686          $  59,998
   Additions (deductions) to reconcile net income (loss)
      to net cash provided by operating activities:
         Depreciation                                                     35,784             29,828             27,248
         Amortization                                                     22,374             17,013             12,771
         Provision for losses on accounts receivable                      12,686             15,232             17,204
         Special charges                                                 369,515                 --             50,000
         Provision (benefit) for deferred income taxes                   (92,501)            25,735             32,314
         Payments for special charges                                    (30,932)           (12,344)           (35,297)
         Changes in operating assets and liabilities, net
            of effects from acquisitions and divestitures:
               Sale of accounts receivable                               150,000                 --                 --
               Other changes in accounts receivable                       61,862            (54,890)            46,492
               Decrease in inventories                                    91,116             15,390             71,347
               (Increase) decrease in prepaid expenses                    (4,147)            12,152               (877)
               (Decrease) increase in accounts payable
                  and accrued expenses                                   (37,181)            43,431            (70,949)
         Miscellaneous                                                     4,562             10,868             (4,337)
------------------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                351,338            161,101            205,914
------------------------------------------------------------------------------------------------------------------------------------

Investing Activities
   Proceeds from the sale of property and equipment                       24,547             11,204              9,327
   Proceeds from divestitures                                             57,929                 --                 --
   Cost of companies acquired, net of cash acquired                      (45,496)          (223,236)          (191,196)
   Expenditures for property and equipment                               (29,724)           (25,271)           (35,758)
   Collection of notes receivable                                          1,564             21,443             59,500
   Deferred cost expenditures                                            (14,810)           (58,707)           (52,290)
------------------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                     (5,990)          (274,567)          (210,417)
------------------------------------------------------------------------------------------------------------------------------------

Financing Activities
   Debt repayments                                                      (156,479)           (37,216)           (57,928)
   Proceeds from (repayments of) borrowings under
      credit facilities, net                                            (140,995)           625,857                 --
   Proceeds from other borrowings                                             --            146,963                 --
   (Repayment to) proceeds from IKON                                          --           (553,700)            53,370
   Payment of dividends                                                  (55,561)           (40,316)                --
   Issuance of stock, net                                                 15,725              1,431                 --
   Other                                                                  (3,462)             1,235                 --
------------------------------------------------------------------------------------------------------------------------------------

Net cash (used in) provided by financing activities                     (340,772)           144,254             (4,558)
------------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash                                            4,576             30,788             (9,061)
Cash and cash equivalents at beginning of year                            45,384             14,596             23,657
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                               $  49,960          $  45,384          $  14,596
====================================================================================================================================



See notes to consolidated financial statements.










----------------

Notes to Consolidated Financial Statements
Unisource Worldwide, Inc.


Unisource Worldwide, Inc. sells and distributes quality Printing & Imaging papers and Supply Systems - disposable paper and plastic products, packaging equipment and supplies and maintenance supplies and equipment.

1 Distribution and Basis of Presentation

Prior to January 1, 1997, Unisource was a wholly owned subsidiary of Alco Standard Corporation ("Alco"). Effective December 31, 1996, Unisource was spun off from Alco and became a separate public company. One share of Unisource common stock was distributed to holders of Alco common stock for every two shares of Alco stock owned at the record date (the "Spin-off" or "Distribution"). Shortly thereafter, Alco changed its name to IKON Office Solutions (IKON).

Prior to fiscal 1997, the consolidated financial statements include the assets, liabilities, revenues and expenses of IKON's wholly owned subsidiary, Unisource, and the assets, liabilities, revenues and expenses of certain operations that were contributed to Unisource by IKON on October 1, 1995. All transactions between entities included in the consolidated financial statements have been eliminated. The consolidated financial statements for periods prior to fiscal 1997 have been prepared on the historical cost basis, and present the company's financial position, results of operations and cash flows as derived from IKON's historical financial statements, except that the method of allocation of general corporate expenses and corporate interest expense has been changed to more appropriately reflect the company's actual use of corporate services, and to allocate IKON's interest expense on consolidated borrowings to Unisource based on the relationship of Unisource's net assets to consolidated IKON net assets (see Note 18).

2 Summary of Significant Accounting Policies

Principles of Consolidation
The financial statements reflect the consolidated accounts of Unisource and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

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

Foreign Currency Translation
Assets and liabilities of the company's foreign subsidiaries that operate in economies that are not highly inflationary are translated into U.S. dollars at fiscal year-end exchange rates. The resulting translation adjustments are recorded as a component of equity. Income and expense items are translated at average exchange rates prevailing during the fiscal year. Beginning January 1, 1997, assets and liabilities of the company's subsidiaries operating in Mexico, a highly inflationary economy, are remeasured into U.S. dollars with resulting gains and losses reflected in net income. The impact of this remeasurement was not material in 1998 or 1997.

Inventories
Inventories are stated at the lower of cost or market. Unisource uses the last-in, first-out ("LIFO") method of determining cost for approximately 75% of its inventories and the first-in, first-out ("FIFO") method for the balance.

Depreciation and Amortization
Property and equipment are depreciated over their useful lives by the straight-line method. Amortization of capital lease assets is included in depreciation expense.

Goodwill
Substantially all goodwill (excess of purchase price over net assets acquired) is amortized over 40 years by the straight-line method. The recoverability of goodwill is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and, based upon projections, there is a likelihood that such operating losses will continue, the company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the goodwill will be reduced by the estimated shortfall of discounted cash flows.

Interest Rate Swap Agreements
Unisource uses interest rate swap agreements for purposes other than trading and they are treated as off-balance sheet items. Interest rate swap agreements are used by the company to modify variable-rate debt to fixed-rate debt, thereby reducing the exposure to market rate fluctuations. An interest rate swap agreement is designated as a hedge, and effectiveness is determined by matching the notional amount and terms with specific debt obligations. Such an agreement involves the exchange of amounts based on fixed interest rates for amounts based on variable interest rates over the life of the agreement without an exchange of


                                                                    -----------

Notes to Consolidated Financial Statements
Unisource Worldwide, Inc.


2. Summary of Significant Accounting Policies (continued) the notional amount upon which payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest in other accrued liabilities. Gains and losses on terminations of interest rate swap agreements would be deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in net income coincident with the extinguishment.

Stock-based Compensation
The company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock-based compensation (see Note 13).

Cash Equivalents
Cash equivalents represent highly liquid investments with original maturities not exceeding three months.

Reclassifications
Certain prior-year amounts have been reclassified to conform to current-year presentation.

Accounting Changes
In February 1997, the FASB issued Statement No. 128, "Earnings per Share," which the company adopted on October 1, 1997. All annual and interim periods prior to that date and included in this report have been restated to follow the new rule. The effect of adopting the above statement was not material to the company's consolidated financial statements.

Pending Accounting Changes
In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" and Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information." The company will adopt these statements in fiscal 1999.

In February 1998, the FASB issued Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The company will adopt this statement in fiscal 1999.

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The company will adopt this statement in fiscal 2000.

The adoption of the above statements in fiscal 1999 and 2000 is not expected to have a material effect on operating results in either year.

3 Earnings Per Share

Basic loss per share for the fiscal year ended September 30, 1998 was calculated based upon the weighted average number of common shares outstanding for the period, exclusive of non-vested restricted stock. Basic earnings per share for the fiscal year ended September 30, 1997 was calculated based upon the weighted average number of common shares issued and outstanding for the period December 31, 1996 (the date on which Unisource became a separate publicly owned company) through September 30, 1997, exclusive of non-vested restricted stock.

The following table sets forth the computation of basic and diluted earnings
(loss) per share:

Fiscal Year Ended September 30
(in thousands, except per share data)              1998                1997
-------------------------------------------------------------------------------
Net income (loss)                             $(231,800)          $  58,686
-------------------------------------------------------------------------------
Denominator for basic
   earnings (loss) per share                     68,908              67,004
Effect of dilutive securities:
   Stock options                                    -- (a)              644
-------------------------------------------------------------------------------
Denominator for diluted
   earnings (loss) per share                     68,908(a)           67,648
===============================================================================
Basic earnings (loss) per share               $   (3.36)          $     .88
===============================================================================
Diluted earnings (loss) per share             $   (3.36)(a)       $     .87
===============================================================================
(a) No incremental shares related to options are included due to the antidilutive effect on the loss per share.

Pro Forma Earnings Per Share for Fiscal 1996 (Unaudited)
Historical earnings per share has been omitted for fiscal year 1996 because Unisource was a wholly owned subsidiary of IKON during this period and was recapitalized as part of the Spin-off. Pro forma earnings per share was calculated as if the Spin-off had occurred on October 1, 1995 and assumes Unisource borrowed to repay the $553,700,000 intercompany notes payable (see
Note 18) and $7,300,000 of other notes payable. Net income used in determining the pro forma amount was based on historical net income, adjusted for $9,187,000 of additional interest expense and $3,638,000 of related tax benefits. These adjustments relate to the assumed borrowings of $561,000,000 at an assumed weighted average interest rate of 7%, less corporate interest previously allocated by IKON. The assumed number of weighted average shares was based upon the number of common shares issued and outstanding as of December 31, 1996, plus the dilutive effect of stock options issued to replace IKON stock options held by Unisource employees. Excluding the $50 million restructuring charge in 1996, pro forma basic and diluted earnings per share would have been $1.30 and $1.29, respectively.


------------

4 Acquisitions and Divestitures

In fiscal 1998, the company made six acquisitions for an aggregate purchase price of $13,086,000 in cash. Total assets related to these acquisitions were $14,564,000, including goodwill of $11,153,000. An additional $32,410,000 relating to prior years' acquisitions was paid in fiscal 1998.

In fiscal 1997, the company made 14 acquisitions for an aggregate purchase price of $240,021,000 in cash, notes payable and Unisource common stock. Total assets related to these acquisitions were $309,441,000, including goodwill of $165,555,000. An additional $15,811,000 relating to prior years' acquisitions was paid in fiscal 1997.

In fiscal 1996, the company made 40 acquisitions for an aggregate purchase price of $305,615,000 in cash, notes payable and IKON common stock. Total assets related to these acquisitions were $359,717,000, including goodwill of $241,272,000. IKON also issued 651,175 shares of its common stock for an additional acquisition accounted for as a pooling-of-interests and results of operations of that acquisition have been included from the beginning of the 1996 fiscal year. An additional $10,315,000 relating to prior years' acquisitions was paid in fiscal 1996.

All purchase acquisitions are included in results of operations from their dates of acquisition.

Effective October 20, 1997, the company sold a significant portion of its United States-based Grocery Supply Systems business for approximately $48 million in cash. The pre-tax effect of the sale was not material; however, the company recorded a tax charge of $5.7 million ($0.08 per share) in the first quarter of fiscal 1998. The tax charge relates mainly to non-deductible intangible assets of the business sold.

In addition, in fiscal 1998 the company sold two divisions as part of the restructuring plan for proceeds of approximately $10 million. An $11.5 million loss on the sale of one of these divisions was included as part of the third quarter restructuring charge. The effect of the sale of the other division was not material (see Note 15).

Adjusted for the effects of the divestitures, had the purchase acquisitions been made at the beginning of fiscal 1996, unaudited pro forma results of operations would have been:

Fiscal Year Ended September 30
(in millions, except per share data)
                                        1998            1997           1996
-------------------------------------------------------------------------------

Revenues                           $   7,390       $   7,335      $   7,696
Net income (loss)                       (231)             64             66*
Pro forma earnings (loss)
   per share (see Note 3):
   Basic                           $   (3.36)      $     .96      $     .99
   Diluted                         $   (3.36)      $     .95      $     .98
-------------------------------------------------------------------------------
* Reduced by pro forma interest expense adjustment of $6 million, net of taxes.

5 Sale of Accounts Receivable

Effective October 1, 1997, the company entered into a three-year agreement to sell up to $150,000,000 of certain qualifying accounts receivable. The agreement provides limited recourse to the company in the event that previously sold receivables become uncollectible. As collections reduce previously sold interests, new receivables may be sold up to $150,000,000. The proceeds from the sale were utilized primarily to repay certain notes payable. The amount of outstanding receivables sold under the agreement was $150,000,000 at September 30, 1998.

The company has a similar agreement to sell, with limited recourse, up to CN$95,000,000 of certain eligible Canadian accounts receivable through June 15, 1999. The amount of outstanding receivables sold under the agreement amounted to CN$95,000,000 (US$62,064,000) and CN$90,000,000 (US$65,142,000) at September 30,
1998 and 1997, respectively.

The total expense associated with these agreements was $12,509,000, $2,303,000 and $3,615,000 for the fiscal years ended September 30, 1998, 1997 and 1996, respectively. Such costs are classified within "selling and administrative" expense in the Consolidated Statements of Income.

6 Inventories

If the FIFO method of accounting had been used exclusively, inventories would have been $47,907,000 and $49,068,000 higher at September 30, 1998 and 1997, respectively. Inventories consist principally of finished goods.

7 Property and Equipment

Property and equipment, at cost, consisted of:

September 30 (in thousands)                           1998             1997
-------------------------------------------------------------------------------
Land                                              $ 28,302         $ 26,638
Buildings and improvements                         174,604          182,737
Machinery and equipment                            225,978          225,387
-------------------------------------------------------------------------------
                                                   428,884          434,762
Less: accumulated depreciation                     201,599          188,336
-------------------------------------------------------------------------------
                                                  $227,285         $246,426
===============================================================================


                                                                     ----------

Notes to Consolidated Financial Statements
Unisource Worldwide, Inc.


8 Notes Payable

Notes payable as of September 30, 1998 and 1997 amounted to $3,651,000 and $144,882,000, respectively. At September 30, 1998, the notes payable balance relates primarily to debt in Mexico with an average interest rate of 31.8%. The average interest rate on notes payable as of September 30, 1997 was 7.0%.

Interest paid on notes payable amounted to $1,658,000, $2,274,000 and $2,295,000 in 1998, 1997 and 1996, respectively.

9 Long-Term Debt and Credit Facility

Long-term debt and credit facility borrowings consisted of:

September 30 (in thousands)                            1998           1997
-------------------------------------------------------------------------------
Credit facility at average interest
   rate: 1998 - 6.6%; 1997 - 6.2%
   (including the effect of interest
   rate swaps)                                     $484,000       $625,857
Other                                                22,354         36,131
-------------------------------------------------------------------------------
                                                    506,354        661,988
Less current maturities                               1,155            638
-------------------------------------------------------------------------------
                                                   $505,199       $661,350
===============================================================================

On September 25, 1998, the company entered into an amended and restated $900,000,000 credit agreement (the "credit facility") which will mature on November 22, 2001. The credit facility is secured by accounts receivable and inventories. At September 30, 1998, the amount available under the credit facility, net of letters of credit totaling $11,753,000, was $404,247,000.

Borrowings under the credit facility bear interest at either the Alternate Base Rate (as defined) or LIBOR plus a spread ranging from 27.5 to 125 basis points, depending on certain financial ratios and credit ratings. The credit facility provides for a facility fee ranging from 10 to 50 basis points per annum on the full amount of the credit facility, determined in a manner consistent with the LIBOR spread described above. The credit facility includes financial covenants requiring a ratio of funded debt to capitalization of less than 65% decreasing 5% annually to 55%, and a minimum net worth of $575,000,000 plus 50% of consolidated net income (without deduction for net losses) after September 30, 1998, and an initial minimum consolidated EBITDA excluding special charges to consolidated interest expense coverage of 2.25 times, which increases in .25 increments periodically to 3.5 times as of June 30, 2001.

On July 29, 1998, the company announced its intent to issue up to $300 million of 10-year notes to be sold to institutional investors. Consistent with the terms of the credit facility, the company will use its best efforts to complete the offering prior to March 31, 1999. The proceeds from the issuance of the notes will be used to repay debt under the amended and restated credit facility and reduce the commitment by a like amount.

Interest paid on long-term debt, excluding amounts charged by IKON, totaled $42,689,000, $28,553,000 and $3,213,000 in 1998, 1997 and 1996, respectively.

Long-term debt matures in fiscal years as follows: 1999 - $1,155,000; 2000 - $1,107,000; 2001 - $1,052,000; 2002 - $488,561,000; 2003 - $936,000; 2004-2012 -
$13,543,000.


-----------
         18

10 Taxes on Income

For the three-month period ended December 31, 1996, and for fiscal year 1996, the company was included in the consolidated federal income tax return of IKON. The following provision (benefit) for income taxes for all periods was determined as if the company were a separate taxpayer.

Fiscal Year Ended September 30 (in thousands)
                                          1998           1997          1996
-------------------------------------------------------------------------------
Current provision:
   Federal                            $ 17,434       $ 15,585      $  6,093
   Foreign                               2,103            742         2,728
   State and local                       1,764          2,310         1,870
-------------------------------------------------------------------------------
                                        21,301         18,637        10,691
-------------------------------------------------------------------------------
Deferred provision (benefit):
   Federal                             (84,898)        12,557        26,265
   Foreign                                 308         12,898         3,801
   State and local                      (7,911)           280         2,248
-------------------------------------------------------------------------------
                                       (92,501)        25,735        32,314
-------------------------------------------------------------------------------
                                      $(71,200)      $ 44,372      $ 43,005
===============================================================================

The components of deferred income tax assets and liabilities were as follows:

September 30 (in thousands)                            1998            1997
-------------------------------------------------------------------------------

Deferred tax liabilities:
   Depreciation and amortization                  $  46,247       $  43,420
   Long-term contract                                    --          48,715
   Other                                                 --           2,988
-------------------------------------------------------------------------------
   Total deferred tax liabilities                    46,247          95,123
-------------------------------------------------------------------------------
Deferred tax assets:
   Nondeductible accruals
      and reserves                                   98,293          38,574
   Net operating loss carryforwards                  33,147          27,165
   Other                                              3,640              --
-------------------------------------------------------------------------------
   Total deferred tax assets                        135,080          65,739
   Valuation allowance                              (46,492)        (14,175)
-------------------------------------------------------------------------------
   Deferred tax assets, net of
      valuation allowance                            88,588          51,564
-------------------------------------------------------------------------------
Net deferred tax liabilities (assets)             $ (42,341)      $  43,559
==============================================================================-

Net operating losses consist of $34,000,000 from foreign operations expiring in years 2001 through 2008 and domestic state carryforwards expiring in years 1999 through 2013.

The increase in the valuation allowance relates primarily to the Mexico valuation charge that likely will result in a capital loss carryforward for five years when deducted.

Components of the effective income tax rate:

Fiscal Year Ended September 30
                                             1998         1997         1996
-------------------------------------------------------------------------------
Federal                                     (35.0)%       35.0%        35.0%
State                                        (1.3)         2.2          2.5
Goodwill                                      2.6          2.7          1.4
Foreign, including credits                     .8          1.7          4.2
Mexico valuation charge                       8.1           --           --
Other                                         1.3          1.5         (1.3)
-------------------------------------------------------------------------------
                                            (23.5)%       43.1%        41.8%
===============================================================================

Prior to January 1, 1997, tax provisions were settled through the intercompany account and IKON received refunds on behalf of the company, which approximated $14,070,000 in 1996. In fiscal 1997, the company made tax payments totaling $11,036,000, which is net of a refund received from IKON of $8,500,000. In fiscal 1998, the company received net refunds totaling $818,000.

11 Pension and Stock Purchase Plans

Unisource sponsors defined benefit pension plans for the majority of its employees. The benefits generally are based on years of service and average compensation. Unisource funds at least the minimum amount required by government regulations.

The components of net periodic pension cost for company-sponsored defined benefit pension plans are:

Fiscal Year Ended September 30 (in thousands)
                                       1998            1997            1996
-------------------------------------------------------------------------------
Service cost                       $ 15,621        $ 14,270        $ 12,850
Interest cost on
   projected benefit
   obligation                        11,334           9,172          17,611
Actual return on
   plan assets                      (22,441)        (18,989)        (42,193)
Net amortization and
   deferral                           7,385           7,397          22,536
-------------------------------------------------------------------------------
                                   $ 11,899        $ 11,850        $ 10,804
===============================================================================




                                                                       ---------

Notes to Consolidated Financial Statements
Unisource Worldwide, Inc.


11. Pension and Stock Purchase Plans (continued)
Assumptions used in accounting for the company-sponsored defined benefit pension plans were:

Fiscal Year Ended September 30                 1998         1997         1996
--------------------------------------------------------------------------------
Weighted average
   discount rates                             7.00%        7.75%        7.75%
Rates of increase in
   compensation levels                        5.50%        6.25%        6.25%
Expected long-term
   rate of return on assets                  10.00%       10.00%       10.00%

The funded status and amounts recognized in the consolidated balance sheets for the company-sponsored defined benefit pension plans are:

September 30 (in thousands)                            1998             1997
--------------------------------------------------------------------------------
Actuarial present value of benefit
   obligations:
      Vested                                      $ 135,853        $  98,082
-------------------------------------------------------------------------------
      Accumulated                                 $ 141,236        $ 102,081
-------------------------------------------------------------------------------
      Projected                                   $ 179,796        $ 137,612
Plan assets at fair value                           177,197          155,103
-------------------------------------------------------------------------------
Plan assets greater (less) than
   projected benefits                                (2,599)          17,491
Items not yet recognized:
   Net gain                                         (22,003)         (30,101)
   Prior service cost                                 6,565            4,476
   Transition asset, net of
      amortization                                   (2,737)          (3,289)
Adjustment required to recognize
   minimum liability                                 (2,603)          (1,822)
-------------------------------------------------------------------------------
Net pension liability                             $ (23,377)       $ (13,245)
===============================================================================

Under the Benefits Agreement (see Note 18), IKON assumed certain benefit obligations and related assets for retirees and terminated vested employees of the company, which were estimated to be $101 million and have been excluded from the balances reflected in the table above. Such estimates were refined during fiscal 1997 and benefit obligations and related assets were reduced by $7 million.

Substantially all of the Unisource plan assets, totaling $177,197,000 at September 30, 1998, are invested in listed stocks, bonds and government securities, including common stock of Unisource having a fair value of $3,975,000.

The company's Retirement Savings Plan ("RSP") allows employees to invest 1% to 16% of regular compensation before taxes in multiple investment funds. The company contributes an amount equal to two-thirds of the employees' investments, up to 6% of regular compensation, for a maximum company match of 4%. Prior to the Spin-off, company contributions were invested in IKON common stock. Following the Spin-off, company contributions are invested in Unisource common stock. Employees vest in a percentage of the company's contribution after two years of service, with full vesting at the completion of five years of service. There is a similar plan ("PSPP") for eligible management employees, contributions to which were discontinued effective August 31, 1998. The PSPP will terminate on January 4, 1999. The cost of the RSP and PSPP plans, together with contributions to multi-employer and other defined contributions pension plans, amounted to $18,282,000, $16,573,000 and $17,055,000 in 1998, 1997 and
1996, respectively.

12 Leases

Capital lease assets are included in property and equipment in the amount of $17,627,000 and $15,623,000 at September 30, 1998 and 1997, respectively.
Accumulated amortization of $9,871,000 and $9,140,000 is included in accumulated depreciation at September 30, 1998 and 1997, respectively. Related obligations are in long-term debt.

Future minimum lease payments under noncancelable leases with remaining terms of more than one year are due as follows:

Fiscal Year Ended September 30
(in thousands)                                      Capital        Operating
                                                     Leases           Leases
----------------------------------------------------------------------------
1999                                               $  2,286         $ 52,849
2000                                                  2,255           44,605
2001                                                  2,085           34,956
2002                                                  1,956           29,795
2003                                                  1,836           23,542
2004 and thereafter                                  10,984           62,080
----------------------------------------------------------------------------
Total minimum lease payments                         21,402         $247,827
                                                                    ========
Amount representing interest
   and executory costs                                8,378
-----------------------------------------------------------
Present value of net minimum
   lease payments                                  $ 13,024
===========================================================

Rental expense under operating leases for the years ended September 30, 1998, 1997 and 1996 totaled $77,119,000, $69,164,000 and $61,907,000, respectively.




-----------
         20

13 Stock-Related Plans

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

In fiscal 1998, the company issued options for the purchase of 350,000 shares of its common stock at the market price on the date of grant, which become exercisable only when the market price of the common stock reaches $20 per share (averaged over 20 consecutive trading days) within five years from the date of the grant.

Also effective December 1996, the company adopted a Directors' Stock Option Plan ("Directors' Plan") under which options to purchase up to a total of 500,000 shares may be granted to outside directors. The Directors' Plan also enables participants to receive their annual cash retainer in the form of options to purchase shares of common stock at a discount. The discount is equivalent to the annual directors' fees and is charged to expense.

Prior to the Spin-off, IKON had certain Stock Option Plans (the "Plans") under which incentive stock options and nonqualified stock options could be granted to officers, key employees and directors of Unisource. In connection with the separation of Unisource from IKON, optionholders who became employees or directors of Unisource after the Distribution were given the opportunity to receive options to purchase shares of Unisource common stock in lieu of their IKON options. The number of shares subject to, and the exercise price of, each IKON option that was converted to a Unisource option was determined based upon a formula that preserved the inherent economic value and vesting and term provisions of such IKON options. The number of IKON stock options converted to Unisource stock options as of the Spin-off date was approximately 955,000 with option prices ranging from $9.77 to $47.88. These options were converted into approximately 2,632,000 Unisource stock options with option prices ranging from $3.66 to $18.09.

The following is a summary of IKON options held by Unisource employees and outside directors, and the related transactions for the year ended September 30, 1996 and for the three months ended December 31, 1996. Also shown are the Unisource stock options that were substituted for the IKON options on December 31, 1996 and the other Unisource option transactions for the nine months ended September 30, 1997 and the fiscal year ended September 30, 1998.

                                      Unisource Options                                 IKON Options
                       ---------------------------------------------   --------------------------------------------

                        12 months   Weighted    9 months    Weighted    3 months   Weighted   12 months    Weighted
                            ended    Average       ended     Average       ended    Average       ended     Average
(shares in thousands)     9/30/98      Price     9/30/97       Price    12/31/96      Price     9/30/96       Price
--------------------------------------------------------------------   --------------------------------------------
Options outstanding at
   beginning of period      3,056     $14.16         955     $ 31.41       1,276     $26.35       1,151      $18.28
Effect for Spin-off
   conversion                  --         --       1,677          --          --         --          --          --
Granted                     1,545      10.75         659       21.33          80      46.13         419       42.04
Exercised                    (140)      7.28        (186)       7.71        (400)     18.17        (271)      15.69
Canceled                     (125)     16.73         (49)      13.86          (1)     43.58         (23)      31.98
--------------------------------------------------------------------   --------------------------------------------
Options outstanding at
   end of period            4,336      13.05       3,056       14.16         955      31.41       1,276       26.35
--------------------------------------------------------------------   --------------------------------------------
Options exercisable at
   end of period            1,403     $11.44         920     $  8.82         367     $20.84         586      $16.68
--------------------------------------------------------------------   --------------------------------------------

The following table summarizes information related to Unisource stock options outstanding as of September 30, 1998:

                        (shares in thousands)Options Outstanding                           Options Exercisable
                      -----------------------------------------------------          -------------------------------------

                                                       Weighted
                                                        Average    Weighted                           Weighted
                            Range of                  Remaining     Average                           Average
                            Exercise         Number Contractual    Exercise                 Number    Exercise
                              Prices    Outstanding        Life       Price            Exercisable       Price
                      -----------------------------------------------------          -------------------------------------
                        $  3.69 - $ 6.61        341        4.53     $  5.53                    341     $  5.53
                           6.66 -   9.28      1,457        9.00        8.81                    274        6.91
                          10.63 -  14.69        587        7.58       11.80                    273       11.56
                          15.23 -  22.63      1,951        8.07       17.91                    515       17.69
                      -----------------------------------------------------          -------------------------------------
                        $  3.69 - $22.63      4,336        8.04     $ 13.05                  1,403     $ 11.44
                      -----------------------------------------------------          -------------------------------------

Notes to Consolidated Financial Statements
Unisource Worldwide, Inc.




13. Stock-Related Plans (continued)

Long-Term Incentive Compensation Plan
In fiscal 1997, the company established a Long-Term Incentive Compensation Plan
(LTIP). The plan is intended to motivate, recognize and reward key management employees for long-term performance. Under the plan, key management employees are granted restricted stock awards that are earned upon achieving predetermined performance objectives during the plan period. Unearned compensation is recognized at the issuance date and adjusted thereafter until earned. The value of these awards is charged to expense over the related performance and subsequent vesting periods, upon the determination that it is probable the awards will be earned. Awards earned vest over a three-year period after the end of the performance period. In fiscal 1998 and 1997, the company granted 220,000 and 355,500 shares of restricted stock under the plan, respectively. At September 30, 1998, 6,181 of these awards were earned and 163,319 stock awards were forfeited or canceled.

Pro Forma Stock-based Compensation Expense
The following assumptions under the Black-Scholes method were applied in determining the effect of FAS 123 for fiscal 1998 and 1997 respectively: (i) expected dividend yields of 2.99% and 4.18%, (ii) expected volatility rates of
 .406 and .24 and (iii) expected lives of 6 and 5.4 years. The risk-free interest rate applied was 4.26% for fiscal 1998 and 5.9% for fiscal 1997. The use of these assumptions results in an estimated weighted average fair value of $3.15 and $4.40 at grant date for stock options granted during fiscal 1998 and 1997, respectively.

Had compensation expense for the company's stock option and LTIP plans been determined by FAS 123, the company's pro forma net income (loss) and earnings
(loss) per share would have been as follows for the years ended September 30:

(in thousands, except per share data)
                                       1998              1997           1996
--------------------------------------------------------------------------------
Net income (loss)
    as reported                   $(231,800)          $58,686        $59,998
Impact of FAS 123,
   net of tax                        (1,548)           (1,199)          (803)
Other pro forma
   adjustments (see
   Note 3)                               --                --         (5,549)
--------------------------------------------------------------------------------
Pro forma net income
   (loss)                         $(233,348)          $57,487        $53,646
================================================================================
Pro forma earnings (loss)
   per share:
      Basic                       $   (3.39)          $  0.86        $  0.80
      Diluted                     $   (3.39)/(a)/     $  0.85        $  0.79


/(a)/ Diluted shares outstanding exclude the impact of stock options due to the antidilutive effect on the loss per share.

The effects of applying FAS 123 in 1998 and 1997 for purposes of determining the pro forma compensation expense disclosure may not be representative of the effects on reported net income or earnings per share in future years.

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

If (i) the company is the surviving corporation in a merger with an Acquiring Person and company common stock remains outstanding, or (ii) any person acquires beneficial ownership of 20% or more of the outstanding shares of common stock, other than through certain tender or exchange offers for all shares of the company's common stock that provide fair price and other terms for such shares, or (iii) an Acquiring Person engages in certain "self-dealing" transactions or
(iv) an Acquiring Person's beneficial ownership of common stock increases by more than 1%, then the stockholders (excluding the Acquiring Person) will be able to exercise the Rights and receive shares of common stock of the company having twice the value of the exercise price of the Rights.

In the event that, at any time following the Stock Acquisition Date: (i) Unisource is acquired in a merger or other business combination transaction in which Unisource is not the surviving corporation (other than a merger that is described in, or that follows a tender offer or exchange offer described in the preceding paragraph) or (ii) 50% or more of Unisource's assets or earning power is sold or transferred, each holder of a Right (except certain Rights that previously have been voided) shall thereafter


------------
have the right to receive, upon exercise, common shares of the acquiring company having a value equal to approximately two times the exercise prices of the Rights.

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

14 Financial Instruments

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

The following methods and assumptions were used by the company in estimating fair value disclosures for financial instruments:

Interest Rate Swap Agreements
The company has entered into nine interest rate swap agreements with terms beginning September 11, 1996 and expiring through December 2, 2002. These agreements have a total principal/notional amount of US$377.0 million and CN$25.0 million and have fixed rates from 5.87% to 6.96%. The company is required to make payments to the counterparties at the fixed rate stated in the agreements, and in return the company receives payments at variable rates (primarily LIBOR), effectively converting a portion of the expected borrowings under the variable rate credit facility to fixed-rate borrowings. At September 30, 1998, the cost to terminate the contracts would have been $11.5 million.

Cash, Notes Payable and Long-Term Receivables
The carrying amounts reported in the balance sheet approximate fair value.

Long-Term Debt
The company's long-term debt (excluding capital leases) is primarily comprised of the outstanding balance under a credit facility (see Note 9). The interest rate for this facility is generally based on short-term (30-90 day) market rates. The fair value approximates the carrying amount of long-term debt as of September 30, 1998. The company also utilizes interest rate swap agreements (discussed above) to reduce exposure to market rate fluctuations.

15 Special Charges

Information Technology Write-off
In January 1998, the company completed an in-depth study and evaluation of the cost/benefit relationship of NADS, its North American Distribution System, under development since 1994, and concluded that this information technology system would not cost-effectively meet the company's future information technology needs. In the first quarter of fiscal 1998, the company recorded a pre-tax charge of $168.0 million, $109.2 million after-tax, ($1.60 loss per share) to write-off capitalized development and related costs associated with NADS. The charge, which is primarily non-cash, consisted of $155.0 million related to the write-off of deferred costs and $13.0 million for terminating the existing outsourcing contracts and other related costs substantially all of which was expended in fiscal 1998.

Restructuring and Implementation Costs
On July 29, 1998, the Board of Directors approved details of an extensive restructuring plan designed to improve service to customers, decrease costs, increase financial flexibility and grow profitable market segments. The restructuring plan includes a net reduction of more than 1,500 employees across all business functions, or approximately 15% of the company's U.S. workforce, and approximately 20% of its U.S. warehouse space. As a result of the restructuring, the company recorded a total pre-tax charge of $131.5 million, $84.6 million after-tax ($1.22 loss per share), in fiscal 1998. The total charge reflects severance ($66.5 million), facility closures ($19.8 million), inventory write-downs due to closure of facilities, discontinuation of certain product lines and rationalization of vendors and SKUs ($23.0 million) and other costs ($22.2 million). Other costs include an $11.5 million loss on the sale of a division as part of the restructuring plan, with the balance primarily comprised of consulting and implementation costs incurred in 1998 related to the restructuring plan. Future cash expenditures related to the charge will be approximately $83.1 million, with the majority being expended in fiscal 1999. The company expects to incur implementation costs over the next two years to cover relocation, recruitment, training, duplicate manning during the transition, and IT consolidation expenses related to the restructuring.

Notes to Consolidated Financial Statements
Unisource Worldwide, Inc.


15. Special Charges (continued)
In June 1996, the company recorded a restructuring charge of $50 million associated with the regional realignment from ten to five regions in the United States and facility mergers in the United States and Canada. The $50 million charge included facility closure costs of $33 million and severance costs of $17 million.

Total restructuring reserves consist of:

                                                Fiscal 1998
                             Balance      ----------------------      Balance
(in thousands)               9/30/97       Charges      Activity      9/30/98
--------------------------------------------------------------------------------

Facility
   consolidations            $ 12,137     $ 19,838     $ (8,503)     $ 23,472
Severance                       4,418       66,507       (4,814)       66,111
Other                              --       22,170      (19,751)        2,419
--------------------------------------------------------------------------------
Total                        $ 16,555     $108,515     $(33,068)     $ 92,002
================================================================================


Mexico Valuation Charge
In September 1998, Unisource announced its intent to divest its business in Mexico and focus on its U.S. and Canadian operations. The decision was based on emerging market disruptions, the weakening peso and the concern that Mexico would not meet the company's long-term return requirements. As a result, a valuation charge of $70.0 million ($1.01 loss per share) was recorded in fiscal 1998 to reduce the Mexican assets to fair value based on estimated sale price less cost to dispose. The valuation charge resulted in a write-down of goodwill and other long-lived assets of $58.7 million and $6.6 million, respectively, and an adjustment to equity relating to the recognition of the cumulative deferred foreign currency translation adjustments from Mexico of $4.7 million.

The company is actively marketing this business and does not anticipate regulatory or other obstacles to a sale.

16 Contingencies

There are contingent liabilities for taxes, guarantees, lawsuits, environmental remediation claims and various other matters occurring in the ordinary course of business. On the basis of information furnished by counsel and others, management believes that none of these contingencies will materially affect the company.

17 Geographic Information

Revenues, income (loss) before taxes and identifiable assets by geographic area for fiscal years ended September 30 are as follows:

(in millions)                                   1998          1997          1996
--------------------------------------------------------------------------------
Revenues
   Domestic                                 $6,512.2      $6,205.8      $6,101.9
   Canada                                      773.5         752.4         774.0
   Mexico                                      124.6         118.0          73.2
   Other foreign                                 7.0          32.2          73.7
--------------------------------------------------------------------------------
   Total                                    $7,417.3      $7,108.4      $7,022.8
================================================================================

Income (loss) before income taxes
   Domestic                                 $ (239.9)     $   71.3      $   81.9
   Canada                                        9.6          25.1          13.2
   Mexico                                      (71.8)          7.3           4.8
   Other foreign                                (0.9)         (0.6)          3.1
--------------------------------------------------------------------------------
   Total                                    $ (303.0)     $  103.1      $  103.0
================================================================================

Assets
   Domestic                                 $1,657.5      $2,139.8      $1,804.0
   Canada                                      256.7         299.4         280.6
   Mexico                                       52.2         115.1          92.7
   Other foreign                                 0.3           4.5          14.4
--------------------------------------------------------------------------------
   Total                                    $1,966.7      $2,558.8      $2,191.7
================================================================================

Included in income before taxes for fiscal 1998 and 1996 are restructuring costs of $121,409,000 and $38,000,000 for domestic operations and $6,806,000 and
$12,000,000 for Canadian operations, respectively. Also included in income before taxes for fiscal 1998 are charges of $165,129,000 for domestic operations and $2,871,000 for Canadian operations for the write-off of information technology. Income before taxes for Mexican operations includes $73,300,000 relating to restructuring and valuation charges in 1998 (see Note 15).

18 Transactions with IKON

In conjunction with the separation of their businesses, Unisource and IKON entered into various agreements that address the allocation of assets and liabilities between them and define their relationship after the separation, including a Distribution Agreement, a Benefits Agreement and a Tax Sharing and Indemnification Agreement ("Tax Sharing Agreement").

The Distribution Agreement provides for, among other things, the principal transactions required to effect the distribution, the allocation between the company and IKON of certain assets and liabilities and cooperation between the two companies, and includes cross-indemnification provisions for damages that may arise out of breach of obligations under the agreement.

Under the Benefits Agreement, the wages, salaries and employee benefits of all employees of Unisource are the responsibility of Unisource. Generally, Unisource's obligation to provide benefits includes all obligations with respect to company employees under pension plans, savings plans, multi-employer plans, welfare plans (retiree medical plans), supplemental benefit plans, certain deferred compensation plans, incentive plans, stock-based plans and other plans covering Unisource employees, including liabilities that arose while the individuals were employed by IKON. The Benefits Agreement requires IKON to reimburse Unisource for a portion of any payments made by Unisource to former Unisource employees under IKON's 1985, 1991 and 1994 deferred compensation plans. Unisource assumed certain IKON pension plans covering Unisource employees. Assets and liabilities attributable to Unisource employees under IKON's participating companies pension plan and IKON's 401(k) plan were transferred to new Unisource pension and 401(k) plans. IKON assumed certain benefit obligations and related assets for retirees and terminated vested employees of Unisource. Unisource employees and directors were given the opportunity to convert IKON options into options to purchase Unisource common stock.

Under the Tax Sharing Agreement, Unisource will bear its respective share of (i) IKON's federal consolidated income tax liability (or benefit), (ii) any unitary state income tax liability and (iii) IKON's consolidated personal property tax liability for all tax periods that end before or that include the Spin-off date of December 31, 1996. The agreement also provides that if, within two years after the Spin-off, either party engages in any transaction involving its assets or stock, and, as a result, the Spin-off is treated as a taxable event, then the party engaging in such transaction shall hold the other party harmless from any tax liability that results from the treatment of the distribution as a taxable event.

The balance of the intercompany notes and advances in excess of $553,700,000 was contributed to Unisource's common stockholders' equity as of September 30, 1996. Effective September 30, 1996, the $553,700,000 plus any additional advances to Unisource subsequent to September 30, 1996 incurred interest at 6.75% per annum. Such interest expense incurred in fiscal 1997 totaled $7,203,000. In December 1996, Unisource borrowed under its credit facility (see Note 9) to repay the outstanding intercompany notes, advances payable and accrued interest to IKON.

Unisource's preferred stock, all of which was owned by IKON, and the related fiscal 1996 cumulative dividends were contributed to the company's common equity by IKON on September 30, 1996.

Prior to the Spin-off, there were no material intercompany purchase or sale transactions between IKON and Unisource. Under IKON's centralized cash management system, short-term advances from IKON and excess cash sent to IKON were reflected as intercompany advances. Notes payable to IKON reflect borrowings by the company to finance acquisitions. Unisource was charged corporate interest expense based on the relationship of its net assets to total IKON net assets, excluding corporate debt, of $29,572,000 in 1996.

Included in the Consolidated Statements of Income is an allocation of general corporate expenses related to services provided for Unisource by IKON in the amounts of $2,308,000 in 1997 and $18,014,000 in 1996. This allocation was based on an estimate of the proportion of corporate expenses related to the Unisource business for the periods presented and, in the opinion of management, has been made on a reasonable basis and approximates the incremental costs that would have been incurred had Unisource been operating on a stand-alone basis.


                                                                     -----------

Management's Discussion and Analysis of
Financial Condition and Results of Operations
Unisource Worldwide, Inc.


Overview
Unisource is the leading distributor of Printing & Imaging papers and Supply Systems in North America.

The company's Printing & Imaging business generated $4.7 billion in revenues in fiscal 1998. The Printing & Imaging business involves the sales and distribution of high-quality printing, writing and copying papers to printers, publishers, corporate and retail copy centers, and other paper-intensive businesses. Printing & Imaging suppliers consist of the major North American paper producers, including Georgia Pacific, Weyerhauser and Consolidated Papers and Unisource is one of the leading customers for each of its ten largest Printing & Imaging suppliers.

The company's Supply Systems business generated $2.7 billion in revenues in fiscal 1998. Supply Systems involves the sales and distribution of a broad range of disposable paper and plastic products, maintenance supplies and packaging equipment and supplies, principally to manufacturers, food processors, retail and institutional customers. Unisource is also one of the leading customers for the products it buys from most of its primary Supply Systems suppliers, which include major paper, chemical and packaging equipment suppliers such as Fort James, Sealed Air and Lantech.

Unisource believes its competitive strengths include a leading market share, customer service excellence, a broad product offering, a diverse and stable customer base and significant scale.

Restructuring and Business Improvement Actions
On July 29, 1998, Unisource announced an extensive restructuring program designed to improve service to customers, decrease costs, increase financial flexibility and grow profitable market segments.

The restructuring plan is comprised of six major initiatives:

 . Moving from a highly decentralized regional structure to a centrally managed functional organization

 . Separating and functionally aligning the field sales and distribution responsibilities within each market area

 . Creating an efficient "hub-and-spoke" distribution network that reduces the total number of U.S. locations by 40% and facilities space by 20%

 . Expanding the company's successful Customer Service Center concept and aligning customer service within the sales organization

 . Establishing a new corporate marketing function to drive focused marketing initiatives throughout the organization

 . Creating a corporate procurement department to direct company-wide purchasing and national contracts

In addition, the company plans to fully integrate previously acquired companies into core operations and to restructure its Canadian business.

As a result of the restructuring plan, the company recorded a pre-tax charge of $132 million in fiscal 1998 and expects to incur one-time implementation costs of $50-60 million over the next two years. The cash portion of restructuring-related costs is expected to be in the range of $133-$143 million pretax, most of which will be expended in fiscal 1999. When fully implemented, management believes the restructuring plan will result in an annual operating income improvement of $150-170 million.

Forecasted Annual Operating Income Improvement (in millions)
--------------------------------------------------------------------------------

Personnel reductions      $ 80 to $ 85           1,500+ people
Facility closures/
   consolidations           25 to   25           3 million square feet
Other expenses              30 to   40           Travel and entertainment,
                                                 supplies, freight, telephone
--------------------------------------------------------------------------------
Total selling and
   administrative          135 to  150
Strategic purchasing        30 to   40           1.5% savings on
                                                 U.S. warehouse purchasing
Business impact            (15)to  (20)          Business disruption
--------------------------------------------------------------------------------
Operating income
   improvement            $150 to $170
================================================================================

Unisource also announced plans to divest its Mexican business, which does not fit the company's long-term strategy, and recorded an associated pre-tax charge of $70 million in the fourth quarter of fiscal 1998.

Strategy
Unisource's long-term strategy includes a focus on its U.S. and Canadian businesses, as well as a commitment to increase the contribution of its Supply System business, provide a consistent range of products and services to customers and leverage its distribution infrastructure to increase sales and profitability.

               Revenues (%)                            Gross Profit (%)

       [LINE GRAPHS APPEARS HERE]                [LINE GRAPHS APPEARS HERE]



In prior years, acquisitions played an important role in the Unisource growth strategy. The company's traditional operating philosophy was to give new business units significant autonomy. As a result, acquisitions were not immediately integrated and many of the companies acquired over the past few years remain very separate and distinct. The company's current focus is on the integration of these previously acquired companies rather than on additional acquisitions.

Information Technology
In the first quarter of fiscal 1998, Unisource recorded a charge of $168 million ($109 million after-tax) for the write-off of its proposed enterprise-wide information technology system, NADS. The SAP-based system had been under development since 1994, but the company concluded that the system would not cost-effectively meet its future information technology needs.

Unisource is now utilizing a number of existing information systems that it believes are adequate for current needs. However, the company intends to continue to significantly modify these systems in order to meet anticipated future needs. Major steps under way to modify the systems include further consolidating IT platforms, establishing a centralized data processing center and upgrading or remediating current systems for Year 2000 compliance.

Unisource entered fiscal 1998 with 23 major systems and 27 smaller systems resulting from acquisitions in recent years. The company plans to consolidate these systems into fewer platforms, and ultimately to migrate to one, company-wide system. Unisource anticipates that more than 20 of its smaller-scale systems will be eliminated as a result of restructuring-related facility closures and consolidations.

As the various IT platforms are consolidated, the operations will be migrated to a newly established corporate data processing center. This strategy eliminates redundant costs and facilitates standardization. Currently about 15% of the operations are managed from the data center.

Year 2000 Compliance
Computer systems that use only the final two digits to represent years are unable to distinguish between years beginning with 19 and those that begin with
20. If not corrected, many computer applications could fail or create erroneous results when dealing with dates later than December 31, 1999. The Year 2000 problem is believed to affect virtually all companies and organizations.

With the exception of some packaging and maintenance-related machinery, products sold by Unisource do not contain any date-sensitive hardware, software or embedded computer technology. Unisource uses a variety of information technology hardware and software for processing and shipping customer orders, procurement, invoicing, financial reporting, human resources and logistics. In addition to such IT systems, the company relies on other equipment and systems that contain embedded computer technology, such as bar code, phone and voice-mail systems.

Any Year 2000 effect on the third parties with whom Unisource has commercial relationships, including vendors, customers and others who provide services to the company, could also affect Unisource.

Compliance Program. The company's Year 2000 initiative consists of four phases. Phase I: Conduct a comprehensive inventory of all of the company's significant IT and non-IT equipment and systems to determine which are Year 2000 compliant and which need to be remediated or replaced.
Phase II: Remediate or replace all significant equipment and systems that are not Year 2000 compliant.
Phase III: Test all equipment and systems believed to be Year 2000 compliant, including those that were remediated or replaced during Phase II.
Phase IV: Implement the remediated or replaced systems into the company's operations and continue to monitor and evaluate the compliance of such systems with Year 2000 issues.

Phase I has been completed with regard to our significant systems, and Phase II is well under way. As of September 30, 1998, approximately half of the company's systems have been remediated, replaced or are already Year 2000 compliant. Concurrent with the Phase II corrective measures, the company is conducting the testing and implementation phases as appropriate. The company's goal is to ensure that all of its significant IT and non-IT equipment and systems are Year 2000 compliant by June 30, 1999.

Unisource has contacted its technology and service providers as well as its key customers and suppliers to determine the extent to which their systems are Year 2000 compliant and the extent to which Unisource could be affected if they are not.

Risks Associated With Year 2000. The failure by Unisource or its suppliers, customers and third parties with whom it has business dealings to correct on a timely basis their material Year 2000 problems could result in an interruption in, or failure of, the company's normal business activities, e.g., the ability to purchase products and maintain adequate inventory levels, to service customers or to invoice and collect payments from customers. Such failures could materially and adversely affect the company's results of operations, liquidity and financial condition. The inherent uncertainty in the issues associated with the Year 2000 problem makes it difficult, if not impossible, to determine the likelihood or the extent of the impact of such failure.

Contingency Plans. Although Unisource believes that its systems will be ready for the Year 2000, the company may experience isolated incidences of non-compliance and may be affected by the non-compliance of third parties. If certain suppliers are unable to deliver products on a timely basis due to Year 2000 issues, Unisource anticipates that other suppliers will be able to meet the company's requirements.

Unisource currently has plans in place to address power failures and other computer outages, which include processing orders, invoices and collections manually. The company is in the process of expanding those plans to address additional issues that may result from Year 2000 non-compliance.

Costs. The steps that Unisource is taking to make its systems Year 2000 compliant will cost approximately $12 million. Of this amount, $5.9 million was expended and charged to operations in fiscal 1998, and the remainder will be spent in fiscal 1999. Unisource anticipates that all of these costs will be funded through its operating cash flows.

The company is in the process of a major IT transformation and cannot adequately distinguish between dedicated Year 2000 capital costs and those related to business transformation that will also address Year 2000 compliance.


                                                                     -----------

Management's Discussion and Analysis
Unisource Worldwide, Inc.


Trends
Unisource has experienced fluctuations in revenues and net income from quarter to quarter due to a combination of factors, including changes in pulp and paper prices. These changes can significantly impact the company's Printing & Imaging business, which accounted for 64% of revenues and 49% of gross profit in fiscal 1998.

Declining prices produce lower revenues and gross profits, providing less coverage for fixed expenses. Price declines may also alter purchasing patterns and cause customers to defer paper purchases and/or deplete inventory levels until price stability occurs.

Recently, market conditions in Printing & Imaging papers have weakened, resulting in lower paper prices. Causes cited include: weakness in the pulp market; mills' relatively high uncoated and coated freesheet inventories; the threat of imports resulting from weak Asian markets; and the strong U.S. dollar.

                        ==============================
Results of Operations
Revenues and operating income for the fiscal years ended September 30, 1998 versus 1997 and September 30, 1997 versus 1996 were as follows:

                                                                       %                                          %
Fiscal Year Ended September 30 (in millions)  1998         1997   Change                 1997         1996   Change
--------------------------------------------------------------------------------------------------------------------
Revenues
Printing & Imaging                      $  4,715.3   $  4,591.0     2.7%            $ 4,591.0    $ 4,782.2    (4.0%)
Supply Systems                             2,702.0      2,517.4     7.3%              2,517.4      2,240.6    12.4%
--------------------------------------------------------------------------------------------------------------------
                                        $  7,417.3   $  7,108.4     4.3%            $ 7,108.4    $ 7,022.8     1.2%
====================================================================================================================
Cost of Goods Sold
Printing & Imaging                      $  4,100.1   $  3,943.3     4.0%            $ 3,943.3    $ 4,116.3    (4.2%)
Supply Systems                             2,049.2      1,968.5     4.1%              1,968.5      1,779.9    10.6%
Inventory write-down (see Note 15)            23.0          --                             --           --
--------------------------------------------------------------------------------------------------------------------
                                        $  6,172.3   $  5,911.8     4.4%            $ 5,911.8    $ 5,896.2     0.3%
====================================================================================================================
Gross profit                            $  1,245.0   $  1,196.6     4.0%            $ 1,196.6    $ 1,126.6     6.2%
Selling and administrative expense         1,156.0      1,051.9     9.9%              1,051.9        942.1    11.7%
Special charges (see Note 15)                346.5          --                             --         50.0
--------------------------------------------------------------------------------------------------------------------
Income (loss) from operations           $   (257.5)  $    144.7       NM            $   144.7    $   134.5     7.6%

Interest expense                              45.5         41.6     9.4%                 41.6         31.5    32.3%
Income tax expense (benefit)                 (71.2)        44.4       NM                 44.4         43.0     3.2%
--------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                       $   (231.8)  $     58.7       NM            $    58.7    $    60.0    (2.2%)
====================================================================================================================

NM = Not meaningful.

Fiscal 1998 Compared to Fiscal 1997
Revenues for fiscal 1998 increased $308.9 million, or 4.3%, to $7.4 billion. Current and prior year acquisitions ($470.8 million) net of divestiture of a significant portion of the United States-based Grocery Supply business ($346.9 million) contributed $123.9 million of the increase. Revenues from base operations increased $185.0 million due to an estimated increase in volume of 4.6% ($115.5 million) in Supply Systems and 1.1% ($51.2 million) in Printing & Imaging, combined with estimated average increases in pricing in Printing & Imaging of 1.5% ($68.2 million) and Supply Systems of 0.3% ($7.8 million). Offsetting these revenue gains was the negative impact of weakened foreign currencies which reduced reported revenues by approximately $57.7 million.

Gross profit increased by $48.4 million, or 4.0%, in fiscal 1998. Excluding the inventory write-down of $23 million the increase is attributable to current and prior year acquisitions ($149.8 million), net of divestiture ($53.6 million), further offset by a decline of $24.8 million in base operations. The decline in base operations is due principally to a decrease in gross profit percentages in Printing & Imaging from 14.1% to 13.0%. Total gross profit as a percentage of revenues increased from 16.8% to 17.1%, with the decline in Printing & Imaging being offset by higher gross profit percentages from acquired companies and the Supply Systems base business.

Selling and administrative expense increased by $104.1 million, or 9.9% in fiscal 1998. The increase is primarily attributable to costs associated with current and prior year acquisitions, net of divestiture, along with expenses that resulted from the sale of accounts receivable. Excluding these costs, selling and administrative expense increased by approximately 1.1%.


----------
        28

Income from operations decreased $402.2 million for fiscal 1998 compared to fiscal 1997. Underlying operating income of $112.0 million, excluding all pre-tax special charges of $369.5 million, decreased $32.7 million or 22.6% from the prior year. Current and prior year acquisitions ($15.2 million), net of divestiture ($1.2 million), contributed an incremental $14.0 million in operating income. Operating income from base operations declined $46.7 million for fiscal 1998, primarily due to gross profit percentage declines in the Printing & Imaging business and $10.0 million of incremental costs associated with the sale of certain accounts receivable. The decline was partially offset by pricing improvement and volume increases in Unisource's base operations. Excluding special charges, operating margins were 1.5% compared to 2.0% for fiscal 1997.

Interest expense increased by $3.9 million to $45.5 million in fiscal 1998. The increase was attributable to higher average outstanding borrowings primarily due to acquisitions.

Reasons for differences each year between the effective tax rate and the statutory tax rate are disclosed in Note 10 to the consolidated financial statements. The company's effective tax rate for fiscal 1998 was 23.5%, reflecting a benefit less than would be realized at the statutory rate. The primary reason for the lower benefit is that the company did not tax effect the Mexico valuation charge, because it will result in a capital loss when realized and there are no apparent capital gains available in the near term to use the capital loss carryforward, which will expire five years after the loss is realized.

The net deferred tax asset at September 30, 1998 consists primarily of the tax effect of nondeductible restructuring and other reserves and is expected to be realized as a result of future taxable income. Unisource anticipates that most of the accrued costs and reserves will become deductible in 1999, when the company could incur a taxable loss as a result of these deductions, costs to implement the restructuring plan and the divestiture of Mexico. The pre-tax loss in fiscal 1998 and the possible pre-tax loss in 1999 are the result of significant nonrecurring costs and expenses. Excluding those items, management believes that the likely levels of pre-tax earnings for financial reporting purposes will be sufficient to generate future taxable income necessary to realize the deferred tax asset.

Foreign Operations
Revenues from foreign operations increased $2.5 million to $905.1 million in fiscal 1998. Revenues from Canadian operations increased $21.1 million to $773.5 million, and revenues from Mexican operations increased $6.6 million to $124.6 million. The increase in Canadian and Mexican revenues was primarily attributable to the results of acquisitions and increased volume in the company's base business. Weakened foreign currencies reduced reported revenues for both Canada ($45 million) and Mexico ($13 million). Revenues from the foreign sales offices decreased $25.2 million to $7.0 million for the year.

Operating income from foreign operations decreased by $93.7 million to a loss of $61.8 million in fiscal 1998. Underlying operating income decreased $10.7 million to $21.2 million, excluding pre-tax special charges of $83.0 million. Underlying operating income decreased by $5.5 million to $20.8 million in Canada and by $5.0 million to $1.3 million in Mexico, primarily due to the decline in gross profit percentages. Other foreign sales offices' operating loss increased by $0.2 million for fiscal 1998. There is no allocation of general corporate expenses to foreign operations.

Mexico is considered a hyper-inflationary economy for accounting purposes, and the changes in exchange rates applied to the company's net monetary assets are reflected in net income.

There was no material effect of foreign currency on the results of operations during 1998.

Fiscal 1997 Compared to Fiscal 1996
Revenues increased $85.6 million to $7.1 billion in fiscal 1997. The increase was primarily associated with 1997 and prior-year acquisition revenues of $365.3 million as well as an increase in volumes of 2.9% ($64.8 million) in Supply Systems and 2.7% ($127.2 million) in Printing & Imaging. These gains were substantially offset by the negative impact of pricing within the Printing & Imaging business of 7.7% ($369.8 million) as well as a decrease in Supply Systems pricing of 4.6% ($101.9 million).

Gross profit increased by $70.0 million, or 6.2%, in fiscal 1997. This change is due to an increase of $97.4 million associated with 1997 and prior-year acquisitions, offset by declines of $24.3 million in Printing & Imaging and $3.1 million in Supply Systems for fiscal 1997. Gross profit percentages rose to 16.8% from 16.0% due primarily to higher margin percentages generated by acquired companies.

Selling and administrative expense increased by $109.8 million, or 11.7% in fiscal 1997. The increase is primarily attributable to costs associated with 1997 and prior-year acquisitions along with expenditures associated with NADS. In fiscal 1997, the company incurred approximately $21 million of incremental expense associated with NADS.

Operating income for fiscal 1997 increased $10.2 million from fiscal 1996. Excluding the $50 million restructuring charge recorded in the third quarter of fiscal 1996, operating income decreased $39.8 million or 21.6%. This decrease in operating income was due to a $53.2 million decrease in base operations, which was offset by a $13.4 million increase in operating income as a result of 1997 and prior-year acquisitions. The decrease in base operations was primarily due to decreased pricing combined with increased expenses related to the implementation of NADS, which were partially offset by improvement in gross profit percentages and volume increases. Operating margins were 2.0%, compared to 2.6% for fiscal 1996 (excluding the restructuring charge).


                                                                     -----------

Management's Discussion and Analysis
Unisource Worldwide, Inc.


Interest expense increased by $10.2 million to $41.6 million in fiscal 1997. The increase was attributable to higher average outstanding borrowings due to the recapitalization of the company as of September 30, 1996 in anticipation of the Spin-off. The $31.5 million of interest expense for fiscal 1996 represents an allocation of IKON's outside interest expense based on the relationship of the company's net assets to IKON's net assets, plus interest expense associated with direct indebtedness of the company, which was not significant. Interest expense on a pro forma basis for fiscal 1996 was $40.7 million, assuming that the Spin-off occurred on October 1, 1995.

Foreign Operations
Revenues from foreign operations decreased $18 million to $903 million in fiscal 1997. Revenues from Canadian operations decreased $22 million to $752 million, while revenues from Mexican operations increased $45 million to $118 million. The decrease in Canadian revenues was attributable to declining paper prices, while the increase in Mexico was the result of acquisitions, partially offset by lower paper prices. Also, revenues from the foreign sales offices decreased $41 million to $32 million for the 12-month period. Fiscal 1996 foreign sales office revenues benefited from sales generated from a supplier's excess inventory, which did not recur in fiscal 1997.

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

Financial Condition and Liquidity
In a distribution business such as Unisource, effective working capital management is the key to successful cash flow and financial strength. The following table illustrates the trend of the major components of working capital from 1996 to 1998, calculated on a monthly average basis for each fiscal year.

                             1998                 1997                  1996
--------------------------------------------------------------------------------
Days Sales Outstanding       41.7                 41.9                  41.6
--------------------------------------------------------------------------------
Inventory Turns (FIFO)        6.9                  6.4                   5.5
--------------------------------------------------------------------------------
Days Payables Outstanding    26.7                 26.1                  25.1
--------------------------------------------------------------------------------


The improvement in inventory turns to 6.9 times for 1998 is the result of a significant inventory reduction program initiated in the second quarter of the fiscal year. Inventory levels were reduced from $531 million at December 31, 1997 to $353 million at September 30, 1998.

[BAR CHART APPEARS HERE]

Cash flow from operating activities totaled $351.3 million in 1998. The sale of certain accounts receivable contributed $150 million. Improved inventory and receivables management contributed an additional $153 million. Unisource used $6.0 million in investing activities. Investing activities included proceeds of $57.9 million from divestitures and expenditures of $45.5 million for acquisitions; deferred cost expenditures of $14.8 million principally associated with NADS; and capital expenditures of $29.7 million. Cash used in financing activities of $340.8 million included net repayments of borrowings of $297.5 million and dividend payments of $55.6 million.

Cash generated before cost of acquired companies and financing activities, excluding the proceeds of divestitures and proceeds from the sale of certain accounts receivable in 1998, is shown below.


[BAR CHART APPEARS HERE]

----------
        30

Total debt outstanding on September 30, 1998 was $510.0 million. In September 1998, the company completed an amendment to its credit facility, which provides greater financial flexibility. The facility provides for borrowings of up to $900 million, of which $404 million was unused and available as of September 1998. The credit facility commitment extends to November 2001. Consistent with the terms of the credit facility, Unisource will use its best efforts to issue up to $300 million of long-term debt to institutional investors in fiscal 1999. The proceeds of the debt issue will be used to retire debt outstanding and reduce the commitment under the credit facility.

Effective October 1, 1997, Unisource began selling certain U.S. accounts receivable pursuant to a $150 million asset securitization program. The proceeds from the sale were primarily utilized to repay certain notes payable. The company also periodically sells Canadian accounts receivable. These programs provide a cost-effective source of liquidity (see Note 5).

Total cash expenditures in connection with the special charges amounted to $30.9 million in fiscal 1998. Remaining cash expenditures, including restructuring implementation costs, are estimated at $133-$143 million, most of which will be expended in fiscal 1999.

In conjunction with the implementation of the restructuring plan, Unisource announced a quarterly dividend reduction to $0.05 per share or $0.20 per share annually, beginning with the dividend payable in December 1998. This will reduce cash outlays for dividends by $42 million annually.

Unisource believes that operating cash flow and the financial benefits to be realized from the restructuring efforts, together with financing arrangements, will be sufficient to finance current operating requirements, including capital expenditures, acquisitions (if any), Year 2000 compliance costs, the restructuring program and related implementation costs, other cash requirements and future dividends.

Market Risk of Financial Instruments
The company's primary exposure to market risk consists of changes in interest rates on borrowings. At September 30, 1998 the company's long-term debt was $506 million. Of this amount, $484 million is variable-rate debt under the company's credit facility, which expires in November 2001. In addition, the company sells $212 million of receivables under U.S. and Canadian securitization programs, which base the sales price discount on underlying variable market rates of commercial paper and bankers' acceptances. The company hedges part of the risk of variable interest rates by using interest rate swaps. Under the various swap agreements, the company receives variable interest rates (primarily 3-month LIBOR) and pays fixed rates, varying from 5.87% to 6.96% and averaging 6.4% at September 30, 1998. The effect of the interest rate swap agreements was to increase interest expense by $2.6 million in 1998 and $2.7 million in 1997.

The notional amount of the swap contracts is $392 million at September 30, 1998 declining to $292 million in December 1998 and remaining at this level through December 1999. The fair market value of the interest rate swaps was negative $11.5 million as of September 30, 1998, which represents the amount the company would pay to terminate the swap contracts at that date. The fair value of borrowings under the revolving credit facility approximates the carrying value.

If market interest rates (including LIBOR, commercial paper and bankers' acceptances rates) on short-term borrowings and sold receivables as of September 30, 1998 change by 100 basis points for fiscal 1999, the company's interest expense and securitization costs would change by $4 million. Changes in interest rates would also affect the fair value of interest rate swaps, which at a point in time is based mainly on the contractual fixed/floating interest rate differentials for the remaining life of the swaps. The company's interest rate swaps have a weighted average maturity of 2.1 years at September 30, 1998. A 100 basis point change in interest rates at September 30, 1998 would change the fair value of the interest rate swaps at that date by approximately $7.3 million.

Increases in interest rates could have other adverse effects on the company (e.g., reduced customer purchases, inflationary cost increases, reduced customer credit worthiness), which are not considered in these calculations. Also, as noted elsewhere, the company plans to use its best efforts to issue up to $300 million of fixed-rate debt in fiscal 1999. That would reduce the impact of an increase in short-term interest rates, but itself would increase interest cost, even if short- and long-term rates do not increase, because long-term interest rates presently exceed short-term rates.

The company does not use derivatives to hedge foreign currency risk at this time. The company is not exposed to material market risk as a result of foreign currency exposures. However, that risk is separate from the impact that exchange-rate changes and other foreign-country economic factors could have on local country performance; e.g., by reduced sales and increased local foreign currency purchase costs.



                                                                     -----------

Corporate Financial Summary
Unisource Worldwide, Inc.


(dollars in millions)                                      1998             1997            1996            1995
------------------------------------------------------------------------------------------------------------------
Operations(a)
Revenues:
   Printing & Imaging                                   $ 4,715.3        $ 4,591.0       $ 4,782.2       $ 5,048.2
   Supply Systems                                         2,702.0          2,517.4         2,240.6         1,939.1
------------------------------------------------------------------------------------------------------------------
Total Revenues                                            7,417.3          7,108.4         7,022.8         6,987.3
==================================================================================================================

Gross profit:
   Printing & Imaging                                       603.2            647.7           665.9           684.0
      % of revenues                                          12.8             14.1            13.9            13.5
   Supply Systems                                           641.8            548.9           460.7           378.1
      % of revenues                                          23.8             21.8            20.6            19.5
------------------------------------------------------------------------------------------------------------------
   Total                                                  1,245.0          1,196.6         1,126.6         1,062.1
      % of revenues                                          16.8             16.8            16.0            15.2
Selling and administrative                                1,156.0          1,051.9           942.1           855.8
   % of gross profit                                         92.8             87.9            83.6            80.6
Special Charges                                             346.5               --            50.0              --
------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                              (257.5)           144.7           134.5           206.3
   % of revenues                                             (3.5)             2.0             1.9             3.0
Income (loss) before taxes                                 (303.0)           103.1           103.0           172.7
   % of revenues                                             (4.1)             1.4             1.5             2.5
Effective income tax rate (%)                               (23.5)            43.1            41.8            39.1
Net income (loss)                                          (231.8)            58.7            60.0           105.2
   % of revenues                                             (3.1)              .8              .9             1.5
==================================================================================================================

Underlying Operations (excluding special charges)
Revenues                                                $ 7,417.3        $ 7,108.4       $ 7,022.8       $ 6,987.3
Gross profit                                              1,268.0          1,196.6         1,126.6         1,062.1
   % of revenues                                             17.1             16.8            16.0            15.2
Selling and administration                                1,156.0          1,051.9           942.1           855.8
   % of gross profit                                         91.2             87.9            83.6            80.6
Income from operations                                      112.0            144.7           184.5           206.3
   % of revenues                                              1.5              2.0             2.6             3.0
==================================================================================================================

Supplementary Information
Capital expenditures                                         29.7             25.3            35.8            50.1
Depreciation and amortization                                58.2             46.8            40.0            33.4
Current ratio                                                 1.7              1.8             2.3             2.3
Days sales outstanding(b)                                    41.7             41.9            41.6            42.3
Inventory turns (FIFO basis)(b)                               6.9              6.4             5.5             5.9
Working capital                                             466.0            667.4           750.8           815.1
Total assets                                              1,966.7          2,558.8         2,191.7         2,019.0
Total debt                                                  510.0            806.9            60.3            71.0
Employees                                                  13,400           14,200          11,800          11,800
------------------------------------------------------------------------------------------------------------------

(a) "Operations" includes:
    1998 - Special charges and inventory write-down totaling $369.5 million pre-tax; $269.5 million after-tax (see Note 15)
    1996 - Restructuring charge of $50 million pre-tax; $32.5 million after-tax 1994 - Positive cumulative effect of $14 million from change in method of accounting for income taxes
    1993 - Restructuring charge of $175 million pre-tax; $126.9 million after-tax
(b) Days sales outstanding and inventory turns are calculated on a monthly average basis for the fiscal year

----------
        32


(dollars in millions)                                   1994        1993         1992       1991       1990       1989       1988
----------------------------------------------------------------------------------------------------------------------------------
Operations(a)
Revenues:
   Printing & Imaging                               $ 4,112.3   $ 3,421.0    $ 2,614.4  $ 2,575.2  $ 2,393.4  $ 2,129.3  $ 1,915.2
   Supply Systems                                     1,644.2     1,443.1      1,053.5      901.6      945.1      918.0      840.3
----------------------------------------------------------------------------------------------------------------------------------
Total Revenues                                        5,756.5     4,864.1      3,667.9    3,476.8    3,338.5    3,047.3    2,755.5
==================================================================================================================================

Gross profit:
   Printing & Imaging                                   600.6       497.0        373.5      351.7      336.7      286.7      255.8
      % of revenues                                      14.6        14.5         14.3       13.7       14.1       13.5       13.4
   Supply Systems                                       330.2       290.0        214.9      197.9      191.4      181.3      161.5
      % of revenues                                      20.1        20.1         20.4       21.9       20.3       19.7       19.2
----------------------------------------------------------------------------------------------------------------------------------
   Total                                                930.8       787.0        588.4      549.6      528.1      468.0      417.3
      % of revenues                                      16.2        16.2         16.0       15.8       15.8       15.4       15.1
Selling and administrative                              782.3       661.0        475.7      442.4      405.5      362.7      324.1
   % of gross profit                                     84.0        84.0         80.8       80.5       76.8       77.5       77.7
Special Charges                                            --       175.0           --         --         --         --         --
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                           148.5       (49.0)       112.7      107.2      122.6      105.3       93.2
   % of revenues                                          2.6        (1.0)         3.1        3.1        3.7        3.5        3.4
Income (loss) before taxes                              122.3       (72.8)        92.7       87.2      102.9       90.1       82.6
   % of revenues                                          2.1        (1.5)         2.5        2.5        3.1        3.0        3.0
Effective income tax rate (%)                            39.1       (10.5)        39.6       39.1       42.3       17.1       19.6
Net income (loss)                                        88.5       (65.1)        56.0       53.1       59.4       74.7       66.4
   % of revenues                                          1.5        (1.3)         1.5        1.5        1.8        2.5        2.4
==================================================================================================================================

Underlying Operations (excluding special charges)
Revenues                                              5,756.5     4,864.1      3,667.9    3,476.8    3,338.5    3,047.3    2,755.5
Gross profit                                            930.8       787.0        588.4      549.6      528.1      468.0      417.3
   % of revenues                                         16.2        16.2         16.0       15.8       15.8       15.4       15.1
Selling and administration                              782.3       661.0        475.7      442.4      405.5      362.7      324.1
   % of gross profit                                     84.0        84.0         80.8       80.5       76.8       77.5       77.7
Income from operations                                  148.5       126.0        112.7      107.2      122.6      105.3       93.2
   % of revenues                                          2.6         2.6          3.1        3.1        3.7        3.5        3.4
==================================================================================================================================

Supplementary Information
Capital expenditures                                     33.9        21.7         20.2       16.3       24.7       27.5       15.9
Depreciation and amortization                            32.5        28.7         20.6       18.8       15.1       14.5       13.9
Current ratio                                             1.9         2.0          1.6        2.0        1.7        1.8        1.7
Days sales outstanding(b)                                43.3        42.8         39.5       40.3       39.0       38.3       37.8
Inventory turns (FIFO basis)(b)                           6.1         6.4          6.6        5.3        6.7        6.6        6.9
Working capital                                         549.8       551.0        310.4      312.9      251.5      218.2      203.3
Total assets                                          1,720.0     1,633.9      1,284.4      905.2      852.4      692.7      670.8
Total debt                                               75.2        82.0        146.9       32.3       35.7       34.0       34.7
Employees                                              11,200      11,800        9,300      6,900      7,000      6,700      6,400
----------------------------------------------------------------------------------------------------------------------------------


                                                                     -----------

Quarterly Financial Summary (Unaudited)
Unisource Worldwide, Inc.


Following is a summary of the unaudited interim results of operations for each quarter in the years ended September 30, 1998 and 1997.

(in millions, except per share data)
                                     First          Second             Third            Fourth
                                   Quarter         Quarter           Quarter           Quarter              Total
------------------------------------------------------------------------------------------------------------------------
Year ended September 30, 1998
   Revenues                         $1,869          $1,868            $1,821            $1,859             $7,417
   Gross profit                        323             313               315               294/(c)/         1,245/(c)/
   Net income (loss)                  (101)/(a)/         7               (10)/(b)/        (128)/(c,d)/       (232)/(a,b,c,d)/
   Earnings (loss) per share/(e)/:
      Basic                          (1.47)/(a)/       .10              (.15)/(b)/       (1.83)/(c,d)/      (3.36)/(a,b,c,d)/
      Diluted                        (1.47)(a,g)       .10              (.15)/(b,g)/     (1.83)/(c,d,g)/    (3.36)/(a,b,c,d,g)/
   Dividends per share                 .20             .20               .20               .20                .80
   Common stock price
      High/Low             20 1/8 - 13 5/8  15 15/16 - 12 1/8  14 3/16 - 10 1/2    11 1/2 - 5 5/8     20 1/8 - 5 5/8

Year ended September 30, 1997
   Revenues                         $1,729          $1,716            $1,764            $1,899             $7,108
   Gross profit                        300             292               294               311              1,197
   Net income                           20              10                13                16                 59
   Earnings per share/(e)/:
      Basic                            .30             .16               .19               .23                .88
      Diluted                          .30             .16               .19               .23                .87
   Dividends per share                  --             .20               .20               .20                .60
   Common stock price
      High/Low/(f)/         22 1/8 - 18 5/8 22 5/8 - 15 3/8   17 3/4 - 13 3/4  19 3/4 - 16 7/16    22 5/8 - 13 3/4

/(a)/ Includes $168 million charge to write-off capitalized development and related costs associated with NADS (see Note 15), $109.2 million net of tax ($1.60 loss per share). Also, reflects a tax charge of $5.7 million ($.08 per share) associated with non-deductible intangible assets related to the sale of a significant portion of the company's U.S.-based Grocery Supply Systems business (see Note 4).

/(b)/ Includes $27.6 million restructuring charge; $17.9 million net of tax ($.26 loss per share).

/(c)/  Includes $23 million inventory write-down associated with restructuring.

/(d)/ Includes $173.9 million restructuring charge, inventory write-down and valuation charge related to company's Mexican operations; $136.7 million net of tax ($1.96 loss per share).

/(e)/ See Note 3 to the Consolidated Financial Statements for method of calculating earnings per share.

/(f)/ On December 9, 1996, the company commenced "when-issued" trading that continued through December 31, 1996 at which time the Spin-off from IKON became effective and the stock began "regular way" trading.

/(g)/ Diluted shares outstanding exclude the impact of stock options due to the antidilutive effect on the loss per share.







----------
        34

Factors That May Affect Future Results

This annual report contains "forward-looking" statements that rely on assumptions and are subject to risks, uncertainties and other factors that could cause the company's actual results or circumstances to differ materially. These statements include but are not limited to:

 . Statements relating to the implementation and timing of the company's restructuring plan, including the planned reduction of U.S. employees, warehouse space and inventory investment, and the anticipated restructuring of its Canadian operations

 . Projected costs and expenses associated with the restructuring plan and its implementation, including the amount of cash to be used in connection therewith

 . Financial results and benefits to be realized from the restructuring, including improved customer service, projected increased operating income, increased cash flow, improved financial performance and improved shareholder value

 . Statements relating to consolidation of the company's IT systems and implementation of its Year 2000 initiative

 .  Statements relating to the sale of the company's Mexican operations

 . Statements concerning the company's ability to finance current or future operating requirements, acquisitions, Year 2000 costs, the restructuring program, future dividends and other cash requirements

 . Statements relating to the payment of future dividends not yet declared and other proposed future actions such as the issuance of notes by March 31, 1999

The risks and uncertainties associated with the statements listed include but are not limited to:

 . Delays, difficulties or increased costs associated with the implementation of the restructuring plan

 . Delays, difficulties or increased costs associated with consolidation of the company's information technology systems and the upgrading of those systems to be Year 2000 compliant

 . Delays, difficulties or inability to complete the sale of the company's Mexican operations at a price and within a time frame and other conditions acceptable to Unisource

 . Leverage and debt service requirements, including sensitivity to interest rate fluctuations

 . The ability to attract and retain qualified personnel

 . Changes or volatility in pulp and paper prices

 . General economic and market conditions

For all of the above situations, as well as any references to other proposed future actions, including statements qualified by the words "believes," "anticipates," "expects," "intends," "may," "estimates," "will" and other similar words, Unisource claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.



                                                                      ----------

Board of Directors


Ray B. Mundt, age 70, is chairman and chief executive officer of Unisource Worldwide, Inc. Mr. Mundt is a director of Liberty Mutual Insurance Company, Liberty Mutual Fire Insurance Company and Liberty Financial Companies, Inc. Former chairman of Alco Standard Corporation, he was an Alco director for 24 years.

Gary L. Countryman, age 59, is chairman of the board of Liberty Mutual Insurance Company, Liberty Mutual Fire Insurance Company and Liberty Financial Companies, Inc. He is a director of the Bank of Boston Corporation, Boston Edison Company and Harcourt General, Inc., among others. Mr. Countryman is also chairman of the board of trustees of the Dana-Farber Cancer Institute and chair of the Boston Management Consortium.

Paul J. Darling, II, age 60, is chairman, president and chief executive officer of Corey Steel Company. He is a director of Liberty Mutual Insurance Company, Liberty Mutual Fire Insurance Company and Liberty Financial Companies, Inc.
Mr. Darling was a director of Alco Standard Corporation for 3 years.

James J. Forese, age 62, is president and chief executive officer of IKON Office Solutions and former executive vice president and chief operating officer of Alco Standard Corporation. He is a director of IKON Office Solutions, American Management Systems Corporation and NUI Corporation. Mr. Forese was a director of Alco Standard Corporation for 3 years.

James P. Kelly, age 55, is chairman and chief executive officer of United Parcel Service. He serves on the board of councilors for the Carter Center and the board of directors for the Welfare-to-Work Partnership. Mr. Kelly is a member of the board of trustees for The Annie E. Casey Foundation and the Dean's Advisory Committee of Emory Business School.

Dana G. Mead, age 62, is chairman and chief executive officer of Tenneco Inc. He is a director of Textron Inc., the Zurich Insurance Group, Pfizer Inc. and Newport News Shipbuilding, Inc. Mr. Mead is a member of the Massachusetts Institute of Technology Corporation, chairman of the Business Roundtable and past chairman of the National Association of Manufacturers. He was a director of Alco Standard Corporation for 3 years.

Rogelio G. Sada, age 63, is former president and chief executive officer of VITRO and former mayor of San Pedro, N.L., Mexico. He has served as a member of the Mexican National Congress as Economics Policy Coordinator of the Partido Accion Nacional since 1997. Mr. Sada was a director of Alco Standard Corporation for 17 years.

James W. Stratton, age 61, is president of Stratton Management Company and chairman of Stratton Monthly Dividend REIT Shares, Stratton Small Cap Yield Fund and Stratton Growth Fund and Stratton Special Value Fund. His other directorships include Teleflex, Amerigas Partners and UGI Corporation.
Mr. Stratton was a director of Alco Standard Corporation for 8 years.

Officers


Ray B. Mundt
Chairman and chief executive officer

Richard H. Bogan, age 47, is president and chief financial officer. He joined Unisource in 1997 from Philip Morris companies, where he was senior vice president - finance, strategy, and information systems for the Miller Brewing division.

Hugh G. Moulton, age 65 is senior vice president and chief administrative officer. He came to Unisource in 1996 with the spin-off, following 26 years with Alco Standard Corporation.

Thomas A. Decker, age 52, is senior vice president, general counsel and secretary. He joined Unisource in 1997 from St. Gobain Corporation, where he was executive vice president, chief operating officer and general counsel.

George D. Timchal, age 46, is senior vice president, procurement. Formerly vice president of procurement for Sunbeam Corporation, he joined Unisource in 1998.

Kenneth F. Vuylsteke, age 52, is senior vice president, sales. He joined Unisource in 1997 with the National Sanitary Supply acquisition, where he was executive vice president - western operations.

Kathleen M. Burns, age 46, is vice president and treasurer. She joined Unisource in 1996 following 14 years with Alco.

Robert M. McLaughlin, age 41, is vice president finance. He joined Unisource in 1992 following 13 years with Ernst & Young.




----------
        36

Shareholder Information



Corporate Headquarters
Unisource Worldwide, Inc.
1100 Cassatt Road
P.O. Box 3000
Berwyn, PA 19312
610-296-4470
610-722-3400 (fax)

Stock Listing
Ticker Symbol "UWW"
New York Stock Exchange, Inc.
Midwest Stock Exchange, Inc.
Philadelphia Stock Exchange, Inc.

Independent Auditors
Ernst & Young LLP, Philadelphia, Pennsylvania

Transfer Agent
National City Bank
P.O. Box 92301-N
Cleveland, Ohio 44193-0900

Media and General Inquiries
Martha A. Buckley
Vice president
Corporate Communications
610-722-3511
mbuckley@unisourcelink.com

Investor Inquiries
JoAnn P. Huston
Director
Investor Relations
610-722-3513
jhuston@unisourcelink.com

Shareholder Services
Shareholders may invest their dividends in additional shares of Unisource Worldwide, Inc. common stock or have their dividends mailed directly for deposit in the bank, money market fund or other institution of their choice, by writing to:
Karen Pavlik
Administrator
Shareholder Services
610-722-3593
kpavlik@unisourcelink.com

Shareholder Meeting
The next Shareholder Meeting will be at 10:00 am, Wednesday, January 27, 1999 at Unisource Corporate Headquarters in Berwyn, Pennsylvania.

Internet Address
Major press releases and other information are available on Unisource's Internet home page:
http://www.unisourcelink.com


The paper used for the cover of this annual report is Unisource Starbrite Opaque, 80 lb. cover.

The paper used for the text pages is Unisource Starbrite Opaque, 70 lb. text.



Design:
The Creative Department, Inc.
Portrait Photography:
Ed Eckstein

(C) 1998
Unisource Worldwide, Inc.
Printed in U.S.A.

                                                                      ----------

[LOGO OF UNISOURCE APPEARS HERE]


Unisource Worldwide, Inc.
1100 Cassatt Road
Berwyn, Pennsylvania 19312